18

Follow-Up... Materials

06013206

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiseido Company Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 11 2006 E

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3311

FISCAL YEAR 3/31/06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: DW

DAT : 5/8/06

The figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2006

ARS 3-31-06

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
Head Office: Tokyo, Japan
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/CEO & Representative Director
Contact: Masato Hashikawa, General Manager of Investor Relations Department
Tel. +81-3-3572-5111
Date of Board Meeting for Consolidated Settlement of Accounts: April 27, 2006
U.S. Generally Accepted Accounting Principles: Not applied

1. Performance in the Fiscal Year Ended March 31, 2006 (April 1, 2005–March 31, 2006)

* Amounts under one million yen have been rounded down.

(1) Consolidated Operating Results

(Millions of yen, except for per share figures)

	Net Sales		Income from Operations		Ordinary Income	
Fiscal Year Ended Mar. 2006	670,957	[+4.9%]	38,879	[+37.8%]	42,161	[+37.9%]
Fiscal Year Ended Mar. 2005	639,828	[+2.5%]	28,219	[−27.7%]	30,574	[−14.7%]

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Return on Equity (%)	Ordinary Income/ Total Assets (%)	Ordinary Income/ Net Sales (%)
Fiscal Year Ended Mar. 2006	14,435	34.42	34.37	3.9	6.1	6.3
Fiscal Year Ended Mar. 2005	(8,856)	(21.50)	—	(2.4)	4.6	4.8

Notes: 1. Gain from investment in subsidiaries and affiliated accounted for by the equity method
Fiscal year ended Mar. 2006: ¥61 million
Fiscal year ended Mar. 2005: ¥21 million
2. Average number of shares outstanding (consolidated)
Fiscal year ended Mar. 2006: 412,855,427
Fiscal year ended Mar. 2005: 414,218,988
3. Changes in accounting methods: Applicable
4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Consolidated Financial Position

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal Year Ended Mar. 2006	671,841	373,899	55.7	906.11
Fiscal Year Ended Mar. 2005	701,094	359,003	51.2	866.46

Note: Number of shares outstanding at year-end (consolidated):
Fiscal year ended Mar. 2006: 412,456,414
Fiscal year ended Mar. 2005: 414,317,445

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Year-End
Fiscal Year Ended Mar. 2006	21,812	(12,640)	(29,959)	89,014
Fiscal Year Ended Mar. 2005	52,433	(24,900)	17,421	108,280

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 93
Number of nonconsolidated subsidiaries to which equity method applies: —
Number of affiliates to which equity method applies: 5

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 3
Excluded consolidated companies: 7
Newly included under equity method: 2
Excluded under equity method: —

2. Projections for the Fiscal Year Ending March 2007 (April 1, 2006–March 31, 2007)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
First Half Ending Sept. 2006	340,000	21,000	9,500
Fiscal Year Ending Mar. 2007	685,000	43,500	23,000

Reference: Projected consolidated net income per share (full year): ¥55.76.

Please refer to pages 16 to 19 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group (the "Group", "Shiseido", the "Companies") consists of Shiseido Company, Limited (the "Company"), 97 subsidiaries and five affiliated companies. These Companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include research and development related to their products and other services.

The positioning of various members of the Group and their business segments are shown in the chart below. The business segment classification shown below is consistent with that described in the Segment Information section later in this report.

Business Segment	Main Activities	Principal Companies	
Cosmetics	Manufacture and sale of cosmetics and cosmetics accessories	Domestic	Shiseido Co., Ltd. Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Plus: 16 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 21 companies)
		Overseas	Shiseido International Corporation Shiseido Cosmetics (America) Ltd. Shiseido America Inc. Shiseido International Europe S.A. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido International France S.A.S. Shiseido China Co., Ltd. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Shiseido Liyuan Cosmetics Co., Ltd. Plus: 42 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 55 companies)
Toiletries	Manufacture and sale of toiletries	Domestic	Shiseido Co., Ltd. FT Shiseido Co., Ltd. Plus: 2 consolidated subsidiaries (TOTAL: 4 companies)
Others	Manufacture and sale of beauty salon products, food, and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale, etc.	Domestic	Shiseido Co., Ltd. Shiseido Professional Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Pharmaceutical Co., Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Kaihatsu Co., Ltd. Plus: 7 consolidated subsidiaries (TOTAL: 14 companies)
		Overseas	Zotos International, Inc. Plus: 5 consolidated subsidiaries 1 affiliated company (equity method applicable) (TOTAL: 7 companies)
Nonconsolidated subsidiaries		Overseas	4 nonconsolidated subsidiaries (TOTAL: 4 companies)

Note: The Company, which is engaged in multiple businesses, is included in the totals for principal companies in each business segment.

The business structure of the Group is illustrated below.



Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
8 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+7 consolidated subsidiaries
Sales companies
6 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+5 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Manufacturing companies
1 consolidated subsidiary
1 affiliate (equity method applicable)
Shiseido Co., Ltd. (manufacturing and sales company)
Holding companies
3 consolidated subsidiaries
Shiseido International Corporation
Shiseido International Europe S.A.
+1 consolidated subsidiary
1 affiliate (equity method applicable)
Sales companies
42 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido China Co., Ltd.
Shiseido Dah Chong Hong Cosmetics Ltd.
+37 consolidated subsidiaries
Manufacturing companies
4 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
+2 consolidated subsidiaries
Manufacturing and sales companies
4 consolidated subsidiaries
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
+2 consolidated subsidiaries
1 affiliate (equity method applicable)
Toiletries
Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Manufacturing company
1 consolidated subsidiary
Others
Sales companies
4 consolidated subsidiaries
Shiseido Professional Co., Ltd.
Shiseido Pharmaceutical Co., Ltd.
The Ginza Co., Ltd.
+1 consolidated subsidiary
Manufacturing and sales company
1 consolidated subsidiary
Companies in services, real estate, etc.
8 consolidated subsidiaries
Shiseido Beauty Salon Co., Ltd.
Shiseido Parlour Co., Ltd.
Shiseido Kaihatsu Co., Ltd.
+5 consolidated subsidiaries
Sales companies
3 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales company
1 consolidated subsidiary
Zotos International, Inc.
Companies in services, real estate, etc.
1 consolidated subsidiary
1 affiliate (equity method applicable)
4 overseas nonconsolidated subsidiaries

Note: ——▶ Finished products - - - ▶ Semifinished products
Arrows represent main transactions.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Segment	Voting Rights Held by Company (%)	Relationship with Company
Consolidated Subsidiaries					
Shiseido Sales Co., Ltd. *1 *2	Minato-ku, Tokyo	100,000	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido FITIT Co., Ltd. *1	Chuo-ku, Tokyo	10,000	Cosmetics	100.0	Buyer of cosmetics Concurrent directors: Yes; Transferred/concurrent employees: Yes
FT Shiseido Co., Ltd. *3	Chuo-ku, Tokyo	100,000	Toiletries	100.0	Buyer of toiletry products Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo	250,000	Others	100.0	Buyer of professional products Loan of funds from Company Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	2,714,500	Others	99.3	Supplier of foods Rents Company's buildings and equipment Rents buildings to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Pharmaceutical Co., Ltd.	Chuo-ku, Tokyo	100,000	Others	100.0	Buyer of pharmaceuticals Rents Company's buildings Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Kaihatsu Co., Ltd.	Chuo-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Loan of funds from Company Rents land to Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Corporation *1 *4	Delaware, U.S.A.	(US$1,000) 403,070	Cosmetics	100.0	No sales transactions with Company External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido America Inc.	New York, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes

Name	Address	Capitalization (¥1,000)	Business Segment	Voting Rights Held by Company (%)	Relationship with Company
Shiseido International Europe S.A. *1 *5	Paris, France	(EUR1,000) 247,473	Cosmetics	100.0	No sales transactions with Company Bonds guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	Cosmetics	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido China Co., Ltd.	Shanghai, China	(CNY1,000) 353,006	Cosmetics	100.00	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	Cosmetics	65.0 (33.0)	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Zotos International, Inc.	Connecticut, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
72 others	—	—	—	—	—
Equity Method Applied Companies					
5 companies	—	—	—	—	—

Notes: 1. The relevant industry segment within Group operations is listed under the Business Category column.
2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. None of the above file security registration statements or annual financial reports.
4. *1 refers to "designated subsidiary"
5. *2 refers to companies that post net sales (excluding intra-group transactions) accounting for over 10% of consolidated net sales.
6. *3: On March 23, 2006, FT Shiseido Co., Ltd., made a ¥10 million reduction of capital without compensation.
7. *4: On March 3, 2006, Shiseido International Corporation increased its capitalization by US$100 million.
8. *5: On May 9, 2005, Shiseido International Europe S.A. increased its capitalization by EUR12,580 thousand.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to "remain a company that makes a lasting contribution to customers around the world."

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our corporate social responsibilities and how we address environmental issues.

(2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term while increasing its fraction of dividends.

(3) Perspectives and Policies Concerning Reducing Minimum Trading Unit

We acknowledge that reducing the minimum trading unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders and shareholder composition, as well as increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to transform ourselves into a globally competitive cosmetics company, Shiseido is seeking to create a structure capable of consistently generating an operating income ratio (ratio of income from operations to net sales) of at least 10%. By enhancing profitability, we will also pursue steady increases in return on equity (ROE).

In our medium-term business plan, covering the three-year period from April 2005, we are targeting an operating income ratio of at least 8% in the year ending March 2008, which we plan to achieve by ensuring increased growth and raising profitability.

(5) Issues to Be Addressed

Our priority is to expand our growth potential in both domestic and overseas markets while enhancing profitability in order to achieve high income ratios needed to prevail amid global competition. To this end, we have identified three strategies in the three-year plan. The first two strategies, both of which are aimed at raising our growth potential, are to reform our domestic marketing activities and accelerate the expansion of our China business. Our third strategy is to undertake fundamental restructuring, in order to generate funds to implement the first two growth strategies and improve profitability. We will execute these strategies with increased speed in our quest to achieve the objectives of our three-year plan.

With respect to reforming our domestic marketing activities, we will continue rejuvenating our brand strategies and reinforcing the activities of our Beauty Consultants in order to comprehensively demonstrate our "100% customer oriented" commitment. At the same time, we will embark on our sales reform initiatives, which represent the third pillar of this strategy. As we pursue these reforms with renewed vigor, we have also undertaken a large-scale reorganization (new structure effective April 1, 2006) entailing the integration and rearrangement of our cosmetics and toiletries business divisions, as well as the reorganization of our health & beauty care-related sectors.

Regarding brand strategy reforms, we will establish and nurture "broad and strong" brands/ lines, centering on our "megabrands" that target the No. 1 position in their respective categories, through line integration and focused allocation of marketing costs. Through the reorganization, we have discarded the boundary between cosmetics and toiletries, and appointed a Brand Manager in each product category to coordinate the full marketing process, from product development to promotion. In this way, we will strengthen our category-specific management system.

With respect to reinforcing the activities of our Beauty Consultants, we will rollout our Customer Satisfaction Evaluation System, introduced partly as a preliminary stage in the year under review, to cover all sales branches nationwide, in order to expand activities aimed at earning the heartfelt trust of customers. Under our sales reform strategy, we will combine the sales forces of our cosmetics and toiletries businesses as part of our reorganization, with the aim of strengthening our sales capabilities, especially in the area of self-selection cosmetics sold through structured retailers.

In addition, we will step up strategic investments in the health & beauty care and mail-order sales markets, which are prominent growth sectors for the future.

As for accelerating the expansion of our China business, we will pursue sales channel-specific brand marketing to meet customer needs. This strategy entails introducing new products and increasing the number of cosmetics specialty shops in our voluntary chain store network in response to rapidly changing market conditions. At the same time, we will refine our sales, production and distribution systems in China in order to further strengthen our market competitiveness.

Our strategy of pursuing fundamental restructuring is designed to facilitate procurement of ample funds to effectively promote the aforementioned growth strategies, while also raising profitability. To this end, we will continue rationalizing brands and businesses that contribute little to earnings. Especially in North America, where profitability is low, we will streamline brands and cost allocations while carrying out reorganization and integration of infrastructure and marketing functions.

We will also strive to create a framework conducive to demonstrating the above strategies effectively and swiftly. From this perspective, we will undertake concrete corporate governance reforms. This will entail introducing two external members on the Board of Directors to improve the soundness and transparency of governance. We will also place limits on the tenures of corporate officers. At the same time, we will further reform our personnel systems. With top priority on nurturing excellent people, we will strive to develop the diverse skills of each and every employee. We will also actively seek to promote the promising young and the female employees to management positions.

3. Performance and Financial Position

3.1 Overview of the Fiscal Year Ended March 2006

(1) Performance

In the fiscal period under review (year ended March 31, 2006), consolidated net sales rose 4.9% year-on-year. Domestic sales were up 2.1%, and overseas sales grew 12.3%.

Income from operations rose strongly, up 37.8% year-on-year. In addition to growth in domestic and overseas sales, this was attributable to factors including a decline in personnel expenses associated with the adoption of our Special Early Retirement Incentive Plan in the previous fiscal year. Reflecting the jump in income from operations, we posted a 37.9% increase in ordinary income. Despite reporting an extraordinary loss related to the application of impairment accounting, as well as an impairment loss on a U.S. subsidiary, the Company returned to profitability, posting net income of ¥14.4 billion.

Consolidated Performance

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Fiscal Year Ended Mar. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Cosmetics	533,068	79.5%	504,760	78.9%	+28,308	+5.6%
Toiletries	61,166	9.1%	60,499	9.5%	+666	+1.1%
Others	76,722	11.4%	74,568	11.6%	+2,153	+2.9%
Net Sales	670,957	100.0%	639,828	100.0%	+31,128	+4.9%

Domestic Sales	473,715	70.6%	464,152	72.5%	+9,563	+2.1%
Overseas Sales	197,241	29.4%	175,676	27.5%	+21,565	+12.3%

Income from Operations	38,879	5.8%	28,219	4.4%	+10,660	+37.8%
Ordinary Income	42,161	6.3%	30,574	4.8%	+11,587	+37.9%
Net Income	14,435	2.2%	(8,856)	(1.4)%	+23,291	—
Consolidated Income/ Nonconsolidated Income	1.76 times		—			

Nonconsolidated Performance

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Fiscal Year Ended Mar. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Cosmetics	213,387	84.5%	202,553	83.3%	+10,833	+5.3%
Toiletries	19,473	7.7%	21,833	9.0%	–2,360	–10.8%
Others	19,802	7.8%	18,645	7.7%	+1,157	+6.2%
Net Sales	252,663	100.0%	243,032	100.0%	+9,630	+4.0%

Income from Operations	7,070	2.8%	5,728	2.4%	+1,341	+23.4%
Ordinary Income	18,801	7.4%	17,419	7.2%	+1,382	+7.9%
Net Income	8,186	3.2%	746	0.3%	+7,439	+996.8%

(2) Financial Position

Net cash provided by operating activities was limited to ¥21.8 billion, due partly to payments of additional retirement benefits for our Special Early Retirement Incentive Plan, implemented in the previous fiscal year. Net cash used in investing activities totaled ¥12.6 billion. This included ¥22.6 billion in investments in fixed assets, covering restoration and renewal of existing facilities, as well as expansion of facilities associated with the Company's factory reorganization program. Net cash used in financing activities was ¥29.9 billion, as a result of a decrease in interest-bearing debt and other factors.

As a result, cash and cash equivalents at the end of the year amounted to ¥89.0 billion, down ¥19.3 billion from a year earlier. In the fiscal year ending March 2007, we expect positive overall cash flows for the year, and year-end capital is expected to increase due to the absence of major negative factors, such as the payment of additional retirement benefits.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	108.3
Net Cash Provided by Operating Activities	21.8
Net Cash Used for Investing Activities	(12.6)
(Investments in Fixed Assets)	[(22.6)]
Net Cash Used for Financing Activities	(29.9)
Net Change in Cash and Cash Equivalents	(19.3)
Cash and Cash Equivalents at End of Term	89.0

*Investments in Fixed Assets (Billions of yen)

Aquisition of Property, Plant, and Equipment	(20.1)
Increase in Intangibles	(2.5)

For the past four years, the equity ratio has been above 50% based on book value, and recently increased to 134% based on market values. Liability-related indicators over the past four years have been maintained at an ample level.

Cash Flow Indexes

	Fiscal Year Ended Mar. 2003	Fiscal Year Ended Mar. 2004	Fiscal Year Ended Mar. 2005	Fiscal Year Ended Mar. 2006
Equity Ratio (%)	53.3	59.8	51.2	55.7
Equity Ratio Based on Market Price (%)	73.3	89.6	83.6	134.4
Debt Repayment Term (Years)	1.5	1.4	1.8	3.8
Interest Coverage Ratio (times)	30.0	18.2	22.1	8.6

Notes:

1. Equity ratio: Shareholders' equity ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Interest paid
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the stock price (closing price at the end of the term) by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all debt that incurs interest (listed in Consolidated Balance Sheets). For interest paid, Payment of Interest Expenses shown in the Consolidated Statements of Cash Flows are used.

(3) Review by Industry Segment

(a) Cosmetics

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Fiscal Year Ended Mar. 2005	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic	356,256	348,672	+7,583	+2.2%
Overseas	176,812	156,087	+20,725	+13.3%
Cosmetics Sales from Outside Customers	533,068	504,760	+28,308	+5.6%
Sales and Transfer Account from Intersegment Transactions	4,796	4,641	—	
Total Cosmetics Sales	537,864	509,401		
Income from Operations in Cosmetics Division	43,721	38,462	+5,259	+13.7%
Percent of Category Sales	8.1%	7.6%	+0.5%	

■ **Sales**

Domestic sales of cosmetics rose 2.2%. During the year, the Company continued making proactive marketing expenditures and strengthened its product lineup, advertising and sales capabilities. Notably, we launched ***Maquillage*** (large-scale makeup line) and renewed ***Uno*** (men's line) as "megabrands" designed to win in their respective categories. We made a good start in our effort to seize top market shares for these lines through focused allocation of expenditures and promotional activities.

As a result, at the prestige end of the cosmetics market, centering on counseling activities, our products once again generated higher year-on-year sales. In the mid-level, self-selection category, we achieved a turnaround, with increased sales, owing partly to a recovery in sales of products for men.

Overseas cosmetics sales grew 10.1% in local currency terms and 13.3% on a yen-denominated basis. During the year, our cosmetics business benefited from increased sales in all regions, led by China, our key market. Sales of our mainstay ***SHISEIDO*** brand were solid, as were non-Shiseido brands, notably fragrances sold by Beauté Prestige International S.A. (BPI), as well as ***DECLÉOR*** and ***NARS.***

■ Income from Operations

In addition to solid increases in domestic and overseas sales, our cosmetics business benefited from a reduction in personnel costs stemming from the Special Early Retirement Incentive Plan, implemented in the previous fiscal year. As a result, income from cosmetics operations rose significantly, up 13.7%.

■ Major New Products

Prestige: ***Maquillage*** (new total makeup line), ***Haku Melanofocus*** (new line of skin-brightening treatments), ***Bénéfique Theoty*** (line for voluntary chain stores; new makeup series)

Middle: ***Uno Fiber in Styling*** and ***Uno Fiber in Color*** (men's line; new series aimed at younger men), ***Aqua Label*** (new skincare line; skin-brightening series), ***Ma Chérie*** (hair-care line; new series), ***Deliaid*** (new line for sensitive skin)

Overseas: ***AUPRES Suncare*** (dedicated brand for China; renewal of sunscreen line), ***PURE&MILD Equisolution*** (dedicated brand for Chinese cosmetic specialty stores; new high-end line)

(b) Toiletries

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Fiscal Year Ended Mar. 2005	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic	59,337	58,564	+773	+1.3%
Overseas	1,828	1,935	–106	–5.5%
Toiletries Sales from Outside Customers	61,166	60,499	+666	+1.1%
Sales and Transfer Account from Intersegment Transactions	2,425	1,199	—	
Total Toiletries Sales	63,591	61,698		
Income from Operations in Toiletries Division	328	(4,733)	+5,061	—
Percent of Category Sales	0.5%	(7.7)%	+8.2%	

■ **Sales**

Sales of toiletries grew 1.1%.

In the fiscal year under review, competition remained severe in the domestic haircare market. In response, we concentrated our efforts on the "three cleansing fields" (shampoos/conditioners, body soaps and facial cleansers). Specifically, we launched ***Tsubaki,*** a new "megabrand" in the shampoo/conditioner category, in March 2006. We also achieved further market penetration of ***Kuyura*** in the body soap category and ***Sengan Senka*** in the facial cleanser category. In addition, we withdrew from and downsized our involvement in lines and businesses that contribute little to earnings. Nevertheless, overall domestic sales of toiletries increased, benefiting from ***Tsubaki***'s introduction.

Overseas, we worked actively to expand sales channels, especially in China, but total overseas toiletries sales declined due to our withdrawal from certain markets.

■ **Income from Operations**

Although revenues increased only slightly, the toiletries segment returned to profitability owing to the Company's concentration on the aforementioned "three cleansing fields," withdrawal/downsizing of low-profitability lines/businesses and a fall in personnel costs.

■ **Major New Products**

Tsubaki (new haircare line), ***Sengan Senka Perfect Liquid*** (facial cleanser line; makeup remover), ***Kuyura Body Care Bath Essence*** (body soap line; bathwater additives), ***Suibun Hair Pack*** (renewal of haircare line)

(c) Others

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Fiscal Year Ended Mar. 2005	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic	58,122	56,915	+1,207	+2.1%
Overseas	18,600	17,653	+946	+5.4%
Other Sales from Outside Customers	76,722	74,568	+2,153	+2.9%
Sales and Transfer Account from Intersegment Transactions	45,881	49,041	—	
Total Other Sales	122,604	123,610		
Income from Operations in Others	6,068	6,347	–279	–4.4%
Percent of Category Sales	4.9%	5.1%	–0.2%	

■ **Sales**

Domestic sales of the Company's other businesses rose 2.1%. In addition to higher sales from our professional (salon) business, we posted firm results for pharmaceuticals and health & beauty foods. In the professional business, ***System QURL,*** a new perming system using special equipment with high curl retention functions generated increased sales. In the pharmaceuticals and health & beauty foods businesses, demand for products incorporating coenzyme Q10, eased in the second half, but other health food delivered strong results.

Overseas sales of other businesses rose 5.4%. Our professional business targeting salons in the U.S. market, which accounts for practically all of the revenues in this category, reported year-on-year growth, while promoting structural reforms.

■ **Income from Operations**

Income from other operations decreased 4.4% as sales of products incorporating coenzyme Q10 and other high-margin products weakened. On the other hand, we activity increased our spending.

■ **Major New Products**

Professional (Japan): ***Dianist*** (new hair-color line)
Professional (USA): ***ISO*** (renewal of perm agent brand for high-end salons)
Pharmaceuticals: ***Ferzea DX20 Lotion*** (line for dry skin; lotion), ***Q10 Slim Fix*** (food with nutrient function claims (FNFC) for anti-aging; item with isoflavone)
Health & beauty foods: ***Supplex Alpha-Lipoic Acid*** (high-purity, high-quality alpha-lipoic acid supplements for department stores and voluntary chain stores),
Bikei Alpha-Lipoic Acid (supplements for structured retailers)

(4) Review by Geographic Segment and Overseas Sales

Total domestic sales increased year-on-year. Owing to this sales increase, as well as a decline in personnel costs stemming from the Special Early Retirement Incentive Plan, income from domestic operations also increased.

Overseas, sales in all regions increased in local-currency terms. Asia played a leading role, and growth in China was particularly prominent. The yen depreciated slightly against the U.S. dollar, euro and Asian currencies on the whole, and sales in yen terms increased in all regions. The Company reported higher income from operations in the Americas and Asia/Oceania, benefiting from increased revenues. In Europe, income from operations declined slightly due to active expenditures by certain subsidiaries.

Sales by Geographic Segment

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Fiscal Year Ended Mar. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Sales	475,653	70.9%	467,027	73.0%	+8,626	+1.8%
Americas	46,016	6.9%	43,096	6.7%	+2,919	+6.8%
Europe	85,572	12.7%	79,775	12.5%	+5,796	+7.3%
Asia/Oceania	63,714	9.5%	49,928	7.8%	+13,786	+27.6%
Total Overseas	195,303	29.1%	172,800	27.0%	+22,502	+13.0%
Net Sales	670,957	100.0%	639,828	100.0%	+31,128	+4.9%

Income by Geographic Segment

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Percent of Regional Sales*	Fiscal Year Ended Mar. 2005	Percent of Regional Sales*	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Income from Operations	34,235	6.9%	26,487	5.4%	+7,747	+29.3%
Americas	1,567	2.9%	460	0.9%	+1,107	+240.6%
Europe	5,718	6.4%	5,921	7.1%	–203	–3.4%
Asia/Oceania	8,598	13.5%	7,207	14.4%	+1,390	+19.3%
Total Overseas Income from Operations	15,883	7.6%	13,589	7.4%	+2,294	+16.9
Unallocatable Operating Expenses	[11,239]	—	[11,857]	—	[–618]	–5.2
Income from Operations	38,879	5.8%	28,219	4.4%	+10,660	+37.8%

* Based on regional sales, including sales between regions.

Overseas Sales

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Fiscal Year Ended Mar. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease		
					Amount	% change	% change in local currency terms
Americas	47,527	7.1%	44,282	6.9%	+3,244	+7.3%	+4.9%
Europe	80,394	12.0%	74,928	11.7%	+5,465	+7.3%	+5.4%
Asia/Oceania	69,319	10.3%	56,464	8.9%	+12,854	+22.8%	+17.8%
Overseas Sales	197,241	29.4%	175,676	27.5%	+21,565	+12.3%	+9.3%

Sales from Outside Customers by Industry Segment (reference)

(Millions of yen)

	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Fiscal Year Ended Mar. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic	356,256	53.1%	348,672	54.5%	+7,583	+2.2%
Overseas	176,812	26.4%	156,087	24.4%	+20,725	+13.3%
Cosmetics	533,068	79.5%	504,760	78.9%	+28,308	+5.6%
Domestic	59,337	8.8%	58,564	9.2%	+773	+1.3%
Overseas	1,828	0.3%	1,935	0.3%	–106	–5.5%
Toiletries	61,166	9.1%	60,499	9.5%	+666	+1.1%
Domestic	58,122	8.6%	56,915	8.9%	+1,207	+2.1%
Overseas	18,600	2.8%	17,653	2.7%	+946	+5.4%
Others	76,722	11.4%	74,568	11.6%	+2,153	+2.9%
Net Sales	670,957	100.0%	639,828	100.0%	+31,128	+4.9%

(5) Appropriation of Profit for the Fiscal Year Ended March 2006

(a) Dividends

The Company plans to declare a year-end cash dividend of ¥15.00 per share, up ¥2.00 from a year earlier, as originally planned. Coupled with the ¥15.00 interim dividend, this will bring total annual dividends to ¥30.00 per share, up ¥6.00. The dividend payout ratio, therefore, will be 87.2% on a consolidated basis and 153.6% on a nonconsolidated basis.

(b) Purchase of Treasury Stock

At the June 2004 General Meeting of Shareholders, the Company changed its Articles of Incorporation, enabling it to buy back treasury stock upon resolution of the Board of Directors.

In the fiscal year under review, the Company bought back 2 million shares of treasury stock, valued at ¥2.8 billion, as decided by the Board of Directors. We will consider future treasury stock purchases in a flexible manner, recognizing that such buybacks are a part of our shareholder return strategy.

3.2 Outlook for the Fiscal Year Ending March 2007

(1) Overall Performance Outlook

Looking ahead, we believe that the market environment surrounding Shiseido, both at home and overseas, will remain challenging. United as a consolidated group, we will implement our three-year business plan, with a view to establishing a strong competitive edge.

In the fiscal year ending March 2007, we will introduce more "broad and strong" lines, centering on "megabrands" that can win in their respective categories, in order to further solidify the trend of domestic cosmetics sales increases. At the same time, we will reinforce advertising and promotional activities. In addition, we will strive to expedite growth by stepping up spending in growth-oriented sectors, notably the health & beauty care and mail-order sales categories in Japan, and the Chinese market overseas.

In the year ahead, we will further increase marketing expenditures in line with the sales growth. Nevertheless, we expect both net sales and income from operations to increase, the latter benefiting from higher revenue and lower costs associated with structural reforms.

As a result, for the entire year the Company forecasts a 2% increase in consolidated net sales, to ¥685.0 billion, a 11% rise in income from operations, to ¥43.0 billion, and a 59% jump in net income, to ¥23.0 billion.

The Company will also reclassify its industry segment reporting following the structural reorganization on April 1, 2006. The new segments will be as follows: Domestic Cosmetics, Overseas Cosmetics and Others. In addition to traditional cosmetics, the Domestic Cosmetics and Overseas Cosmetics segments will both include the toiletries, professional (salon) and health care businesses.

We plan to declare interim and year-end dividends of ¥16 per share, resulting in total annual dividends of ¥32 per share.

Consolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Fiscal Year Ended Mar. 2006 (Reference)	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	456.0	453.3	+2.7	+1%
Overseas Cosmetics	209.0	196.3	+12.7	+6%
Others	20.0	21.3	−1.3	−6%
Net Sales	685.0	671.0	+14.0	+2%

Overseas Sales	210.0	197.2	+12.8	+6%
Percent of Net Sales	30.7%	29.4%	—	

Consolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	43.0	6.3%	38.9	5.8%	+4.1	+11%
Ordinary Income	43.5	6.4%	42.2	6.3%	+1.3	+3%
Net Income	23.0	3.4%	14.4	2.2%	+8.6	+59%
Consolidated Net Income/ Nonconsolidated Net Income	1.39 times	—	1.76 times	—		

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Fiscal Year Ended Mar. 2006 (Reference)	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	255.0	227.0	+28.0	+12%
Overseas Cosmetics	20.0	19.1	+0.9	+5%
Others	7.0	6.6	+0.4	+6%
Net Sales	282.0	252.7	+29.3	+12%

Nonconsolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	13.5	4.8%	7.1	2.8%	+6.4	+91%
Ordinary Income	24.5	8.7%	18.8	7.4%	+5.7	+30%
Net Income	16.5	5.9%	8.2	3.2%	+8.3	+102%

Per Share Information and Financial Ratios

	Fiscal Year Ending Mar. 2007 (Estimate)	Fiscal Year Ended Mar. 2006	Year-on-Year Increase/Decrease
Return on Equity (%):			
Consolidated	6.2	3.9	+2.3
Nonconsolidated	4.4	2.2	+2.2
Net Income per Share (Yen):			
Consolidated	55.76	34.42	+21.34
Nonconsolidated	40.00	19.53	+20.47
Payout Ratio (%):			
Consolidated	57.4	87.2	–29.8
Nonconsolidated	80.0	153.6	–73.6
Dividends per Share (Yen):			
Interim	16.00	15.00	+1.00
Year-End	16.00	15.00	+1.00

(2) Outlook by Industry Segment

(a) Domestic Cosmetics

In the domestic cosmetics business, we will pursue marketing reforms (described in the "Issues to Be Addressed" section on pages 7 to 8) and continue our proactive and concentrated advertising and promotional activities, with the aim of achieving increased year-on-year sales.

On the product side, we will steadily nurture the "megabrands" introduced in the year ended March 2006. We also plan to launch new "megabrands" in the first half of the year. In advertising and promotions, we will continue focusing expenditures on core brands/lines, in an effort to raise the effectiveness of sales stimulation. Meanwhile, we will seek to reinforce the activities of Beauty Consultants and pursue sales reforms. Through progress in these front-line areas, we will target further expansion of our domestic cosmetics market share. In the growth categories of health & beauty care and mail-order sales, as well, under new systems via structural reforms, we will raise strategic spending and otherwise actively develop these businesses.

The sale of our female sanitary products business (part of the former Toiletries segment) and the decrease of Q10 products will negatively affect sales. We expect sales growth from the domestic cosmetics segment to be marginal, despite continued nurturing of existing "megabrands" and introduction of new ones. We expect a slight increase in income from domestic cosmetics operations in real terms. Effects of restructuring, including rationalization of low-profit brands, are expected to offset increases in personnel expenses.

(b) Overseas Cosmetics

In China, where we expect strongest growth, we will take active measures, such as introducing new lines into department store channels and expanding our network of voluntary chain stores. In Europe and the Americas, we will work to boost growth and profitability by reinforcing core brands, such as ***SHISEIDO, DECLÉOR***, and fragrances sold by BPI, while restructuring our North American business.

In light of these initiatives, we forecast a year-on-year increase in segment sales. With respect to income from operations, we expect the profit increase to continue, driven by higher revenue.

(c) Others

Following the structural reorganization, we have a new organization for the Others segment. Going forward, we will strive to expand our presence in the "Frontier Sciences" category, which has four fields: medical-use pharmaceuticals, new raw materials, chromatography and cosmetic dermatology treatment.

For the segment, we forecast decreases in both sales and income from operations, because reassessment of business domains and other structural reforms are still in progress.

(d) Overseas Sales

We expect sales in each overseas region to increase, especially in Asia, where China will continue posting powerful growth. Considering these factors, we project a 6% increase in overseas sales growth in yen terms (6% rise in local-currency terms).

Our outlooks are based on the following assumptions.

In the fiscal year ending March 2007, we expect real GDP of Japan to grow in the 2 percent range. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. Our forecasts are based on exchange rates of ¥110 per U.S. dollar, ¥135 per euro and ¥14 per Chinese yuan.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.

3.3 Business and Other Risks

The various risks that could potentially affect the business performance and financial position of Shiseido are summarized below. We feel that these risks could have a major impact on investors' decisions. Items that deal with future events are based on our judgment as of April 27, 2006, the announcement date for the settlement of accounts for the fiscal year ended March 31, 2006. Please note that the potential risks are not limited to those listed below.

(1) Corporate Brand Strategies

The ***SHISEIDO*** brand, shared by all Group companies, is the core competence of Shiseido's domestic and overseas business activities. We will continue working to enhance the value of this brand, but a decline in the brand's value from an unforeseen event could potentially affect Shiseido's business performance and financial position.

(2) Responsiveness to Customers

Shiseido places high priority on its relationships with customers. Chapter 1 of Shiseido's Corporate Ethics and Behavior Standards clearly states that we shall act in a manner that earns the satisfaction and trust of customers, and we will continue working to ensure that all employees are aware of these standards. However, an unforeseen event could cause loss of such satisfaction and trust, leading to a decline in brand value. Shiseido's business performance and financial position could potentially be affected as a result.

(3) Overseas Business Activities

A significant portion of Shiseido's business is conducted overseas, and overseas sales account for 29.4% of consolidated net sales. The trend of overseas business expansion is expected to continue in the future. In the course of conducting overseas business, Shiseido's business performance and financial position could potentially be affected by various factors. These include unpredictable economic changes, currency fluctuations and sociopolitical strife, such as terrorism, war and internal conflict, as well as changes in legal and taxation systems.

(4) Strategic Investment Activities

When making decisions about investments in strategic markets and strategic investments in acquisitions, new businesses and new geographic areas, Shiseido endeavors to collect ample information and undertake due diligence prior to making rational judgments. Due to various unforeseeable factors that may cause the operating environment to deteriorate, however, we may not achieve the results originally anticipated. This could potentially affect Shiseido's business performance and financial position.

(5) Economic Conditions and Competition

Shiseido's business is exposed to various factors affecting the countries and regions where its products are sold. These include changes in economic conditions, activities of competitors and customer preference trends, as well as climate-related factors. In conducting its domestic and overseas business, therefore, Shiseido's business performance and financial position could potentially be affected by unforeseeable changes in such factors.

(6) Foreign Exchange Fluctuations
Many of Shiseido's overseas transactions are conducted in local currencies, and the yen translation of such transactions can change significantly between the time they are made and the end of each business period. Although Shiseido hedges against currency fluctuations, its business performance and financial position could potentially be affected by unpredictable medium- and long-term foreign exchange fluctuations.

(7) Major Business Partners
The domestic cosmetics business is Shiseido's core business. Shiseido's business performance and financial position could potentially be affected by various factors relating to partners in this business. These include absence of successors at voluntary chain store channels and intensified competition among structured retailers for opening of new stores and price-cutting.

(8) Responding Appropriately to Market Needs
Shiseido places high priority on new product development and is proactive in its development and marketing activities. By nature, however, such activities are subject to uncertainties arising from various factors, which may prevent Shiseido from achieving the results originally anticipated. Shiseido's business performance and financial position could potentially be affected as a consequence.

(9) Legal Considerations
Shiseido is subject to a host of domestic and overseas legal provisions in the course of conducting its business. These include the Pharmaceuticals Law, as well as quality-related standards and environmental standards. The enactment of new laws and the amendment of existing ones could incur substantial costs to Shiseido, whose business performance and financial position could potentially be affected as a consequence.

(10) Information Security
Shiseido takes various measures aimed at protecting its information assets, which include customers' personal information and industrial secrets. In April 2005, the Personal Information Protection Law was fully enacted. In anticipation of this, the Company in March 2004 obtained Privacy Mark certification, a Japanese Industrial Standard (JIS) that recognizes the appropriateness of a company's systems for protecting personal information. However, due to unforeseeable events, such as leakage of information due to unauthorized access, Shiseido's business performance and financial position could potentially be affected.

(11) Natural Disasters and Accidents
Shiseido promotes integration of its domestic and overseas manufacturing and distribution systems in order to improve their effectiveness. We conduct regular inspections and checks of all facilities and equipment to minimize losses caused by the disruption of manufacturing, distribution or sales stemming from natural disasters or accidents. However, a major natural disaster or accident could disrupt Shiseido's manufacturing, distribution or sales operations, and its business performance and financial position could potentially be affected as a consequence.

4. Consolidated Financial Statements

4.1 Consolidated Balance Sheets

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)			Fiscal Year Ended March 2005 (March 31, 2005)			Increase/ Decrease
	Amount		Share of Total (%)	Amount		Share of Total (%)	
ASSETS							
Current Assets:							
Cash and Time Deposits		53,511			55,168		–1,657
Notes and Accounts Receivable		102,986			103,143		–157
Short-Term Investments in Securities		36,944			57,063		–20,118
Inventories		72,344			66,579		+5,764
Deferred Tax Assets		25,778			19,378		+6,399
Other Current Assets		10,688			14,252		–3,563
Less: Allowance for Doubtful Accounts		(1,649)			(1,665)		+16
Total Current Assets		300,604	44.7		313,920	44.8	–13,316
Fixed Assets:							
Property, Plant and Equipment:							
Buildings and Structures	167,704			174,480			
Cumulative Depreciation	103,178	64,526		107,931	66,549		–2,023
Machinery, Equipment, and Vehicles	109,594			110,766			
Cumulative Depreciation	92,425	17,168		95,041	15,724		+1,444
Fixtures and Fittings	70,611			65,318			
Cumulative Depreciation	51,383	19,228		47,525	17,792		+1,435
Land		57,175			60,419		–3,244
Construction in Progress		2,097			3,543		–1,445
Total Property, Plant and Equipment		160,195	[23.9]		164,028	[23.4]	–3,833
Intangible Assets:							
Goodwill		21,471			23,370		–1,898
Difference between Investment Costs and Equity in Net Assets Acquired		2,270			2,412		–141
Other Intangible Assets		26,053			29,696		–3,643
Total Intangible Assets		49,794	[7.4]		55,478	[7.9]	–5,683
Investments and Other Assets:							
Investments in Securities (*1)		89,090			80,547		+8,542
Prepaid Pension Expenses		30,637			31,768		–1,131
Long-Term Prepaid Expenses		9,493			—		9,493
Deferred Tax Assets		17,708			29,705		–11,997
Other Investments		14,607			26,006		–11,398
Less: Allowance for Doubtful Accounts		(290)			(362)		+71
Total Investments and Other Assets		161,246	[24.0]		167,666	[23.9]	–6,420
Total Fixed Assets		371,237	55.3		387,174	55.2	–15,937
Total Assets		**671,841**	**100.0**		**701,094**	**100.0**	**–29,253**

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)		Fiscal Year Ended March 2005 (March 31, 2005)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
LIABILITIES					
Current Liabilities:					
Notes and Accounts Payable	61,617		59,012		+2,604
Bonds Redeemable within 1 year	7,138		10,218		−3,080
Short-Term Bank Loans	5,648		14,994		−9,346
Accrued Amount Payable	50,388		95,021		−44,633
Accrued Income Taxes	8,949		3,548		+5,400
Returned Goods Adjustment Reserve	4,766		4,029		+736
Other Current Liabilities	28,787		25,711		+3,076
Total Current Liabilities	167,296	24.9	212,537	30.3	−45,240
Long-Term Liabilities:					
Bonds	64,754		63,582		+1,171
Long-Term Borrowings	4,737		5,531		−794
Accrued Retirement Benefits	36,204		34,923		+1,281
Accrued Retirement Benefits to Directors and Statutory Auditors	284		594		−309
Reserve for Losses on Guaranteed Liabilities	350		—		+350
Other Long-Term Liabilities	10,602		13,969		−3,366
Total Long-Term Liabilities	116,932	17.4	118,600	16.9	−1,668
Total Liabilities	**284,228**	**42.3**	**331,138**	**47.2**	**−46,909**
MINORITY INTERESTS					
Minority Interests in Consolidated Subsidiaries	**13,713**	**2.0**	**10,952**	**1.6**	**+2,760**
SHAREHOLDERS' EQUITY					
Common Stock	64,506	9.6	64,506	9.2	—
Capital Surplus	70,258	10.5	70,258	10.0	—
Retained Earnings	244,767	36.4	242,342	34.6	+2,425
Unrealized Gains on Available-for- Sale Securities, Net of Tax	18,279	2.7	8,002	1.1	+10,276
Adjustments on Foreign Currency Statement Translation	(6,754)	(1.0)	(11,671)	(1.7)	+4,917
Less: Treasury Stock	(17,158)	(2.5)	(14,434)	(2.0)	−2,724
Total Shareholders' Equity	**373,899**	**55.7**	**359,003**	**51.2**	**+14,895**
Total Liabilities, Minority Interests, and Shareholders' Equity	**671,841**	**100.0**	**701,094**	**100.0**	**−29,253**

4.2 Consolidated Statements of Income

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)			Fiscal Year Ended March 2005 (April 1, 2004– March 31, 2005)			Increase/ Decrease	
	Amount		Share of Total (%)	Amount		Share of Total (%)	Amount	% change
I. Net Sales		**670,957**	**100.0**		**639,828**	**100.0**	**+31,128**	**+4.9**
II. Cost of Sales (*2)		**176,883**	**26.4**		**211,794**	**33.1**	**–34,910**	**–16.5**
Gross Profit		494,073	73.6		428,034	66.9	+66,038	+15.4
III. Selling, General and Administrative Expenses (*1, 2)		**455,194**	**67.8**		**399,815**	**62.5**	**+55,378**	**+13.9**
Income from Operations		**38,879**	**5.8**		**28,219**	**4.4**	**+10,660**	**+37.8**
IV. Other Income:								
Interest Income	1,158			1,195				
Gain from Investment Business Limited Liability Partnership, etc.	1,826			1,801				
Gain on Sales of Property, Plant and Equipment	924			2,928				
Amortization of Difference between Investment Costs and Equity in Net Assets Acquired	—			106				
Equity in Earnings of Affiliates	61			21				
Others	4,730	8,700	1.3	4,052	10,106	1.6	–1,405	–13.9
V. Other Expenses:								
Interest Expense	2,452			2,371				
Loss on Disposal of Property, Plant and Equipment	1,600			1,515				
Amortization of Goodwill and Trademark Rights	—			1,689				
Others	1,364	5,417	0.8	2,174	7,750	1.2	–2,333	–30.1
Ordinary Income		**42,161**	**6.3**		**30,574**	**4.8**	**+11,587**	**+37.9**
VI. Extraordinary Income								
Gain on Sales of Property, Plant and Equipment (*3)	2,483			—				
Gain from Changes in Retirement Benefit Scheme (*4)	—	2,483	0.4	2,566	2,566	0.4	–83	–3.2
VII. Extraordinary Loss								
Impairment Loss (*5)	12,403			—				
Restructuring Expenses (*6)	2,703			2,664				
Additional Retirement Benefits (*7)	—			30,986				
Write-Down of Financial Assets (*8)	—	15,107	2.3	225	33,876	5.3	–18,769	–55.4
Income before Income Taxes		**29,538**	**4.4**		—	—	**+29,538**	—
Loss before Income Taxes		—	—		735	0.1	–735	—
Income Taxes	**12,274**			**6,126**				
Adjustment for Corporate Tax, etc.	(26)	12,247	**1.8**	(373)	5,752	0.9	+6,495	+112.9
Less: Minority Interests in Net Income of Consolidated Subsidiaries		2,854	**0.4**		2,367	0.4	+487	+20.6
Net Income		14,435	**2.2**		—	—	+14,435	—
Net Loss		—	—		8,856	1.4	–8,856	—

4.3 Consolidated Retained Earnings

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)		Fiscal Year Ended March 2005 (April 2004–March 31, 2005)	
CAPITAL SURPLUS				
I. Balance at Beginning of Term		**70,258**		**70,258**
II. Balance at End of Term		**70,258**		**70,258**
RETAINED EARNINGS				
I. Balance at Beginning of Term		**242,342**		**260,493**
II. Increase in Retained Earnings				
Net Income	14,435		—	
Other Increase (*1)	—	14,435	21	21
III. Decrease in Retained Earnings				
Net Loss	—		8,856	
Cash Dividends	11,571		9,113	
Directors' and Statutory Auditors' Bonuses	14		143	
Loss on Disposal of Treasury Stock	7		4	
Other Decrease (*2)	417	12,010	54	18,172
IV. Balance at End of Term		**244,767**		**242,342**

4.4 Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005– March 31, 2006)	Fiscal Year Ended March 2005 (April 1, 2004– March 31, 2005)
I. Cash Flows from Operating Activities		
Income (Loss) before Income Taxes	29,538	(735)
Depreciation	26,972	27,407
Impairment Loss	12,403	—
Increase (Decrease) in Liabilities for Additional Retirement Benefits	(43,879)	44,015
Restructuring Expense	2,238	1,767
Write-Down of Financial Assets	—	225
Increase (Decrease) in Accrued Retirement Benefits	1,166	(5,907)
Decrease in Accrued Retirement Benefits to Directors and Statutory Auditors	(309)	(255)
(Increase) Decrease in Prepaid Pension Expenses	1,118	(31,767)
Amortization of Difference between Investment Costs and Equity in Net Assets Acquired	173	(106)
Increase (Decrease) in Allowance for Doubtful Accounts	(205)	134
Interest and Dividend Income	(1,880)	(1,892)
Interest Expenses	2,452	2,371
Equity in Earnings of Affiliates	(61)	(21)
Loss on Disposal of Property, Plant and Equipment	(1,807)	(1,412)
(Increase) Decrease in Receivables	2,222	7,440
Increase in Inventories	(4,319)	(508)
Increase in Payables	663	11,072
Payment of Prior Portion of Defined Contribution Pension Plan	(6,175)	—
Other	7,696	9,580
Subtotal	28,007	61,408
Receipt of Interest and Dividend Income	1,873	2,133
Payment of Interest Expenses	(2,539)	(2,372)
Payment of Income Taxes	(5,527)	(8,734)
Cash Flows from Operating Activities	**21,812**	**52,433**
II. Cash Flows from Investing Activities		
(Increase) Decrease in Time Deposits	2,444	(1,452)
Acquisition of Securities	(383)	(1,674)
Proceeds from Sale of Securities	3,051	2,087
Acquisition of Investments in Securities	(4,766)	(59,589)
Proceeds from Sale of Investments in Securities	11,182	58,405
Acquisition of Property, Plant and Equipment	(20,096)	(19,637)
Proceeds from Sale of Property, Plant and Equipment	4,159	5,751
Acquisition of Intangible Assets	(2,503)	(4,334)
Acquisition of Long-Term Prepaid Expenses	(4,870)	—
Sale of Shares in Affiliates Due to Change in Scope of Consolidation	—	195
Acquisition of Shares in Consolidated Subsidiaries	(1,689)	(10)
Proceeds from Collection of Advances	—	624
Other	832	(5,264)
Cash Flows from Investing Activities	**(12,640)**	**(24,900)**
III. Cash Flows from Financing Activities		
Net Increase (Decrease) in Short-Term Bank Loans	(10,048)	(2,709)
Proceeds from Long-Term Borrowings	2,000	3,040
Repayment of Long-Term Borrowings	(2,444)	(1,266)
Proceeds from Bond Issue	6,612	61,883
Redemption of Bonds	(10,446)	(32,631)
Proceeds from Sale (Acquisition) of Treasury Stocks	(2,731)	36
Payment of Cash Dividends	(11,560)	(9,102)
Payment of Cash Dividends to Minority Shareholders	(1,208)	(1,827)
Other	(133)	—
Cash Flows from Financing Activities	**(29,959)**	**17,421**
IV. Exchange Difference of Cash and Cash Equivalents	**1,768**	**1,290**
V. Net Change in Cash and Cash Equivalents	**(19,018)**	**46,246**
VI. Cash and Cash Equivalents at Beginning of Term	**108,280**	**59,364**
VII. Increase (Decrease) in Cash and Cash Equivalents Due to Additional Consolidation (Exclusion) of Companies	(247)	2,670
VIII. Cash and Cash Equivalents at End of Term	**89,014**	**108,280**

Notes to Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 93
Major Company Name: Company names are omitted as they are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

[New inclusions]
Newly included in the scope of consolidation in the fiscal year under review are three companies, consisting of one that had not commenced operations and was deemed insignificant in the previous fiscal year (Shiseido Travel Retail Americas Inc.) and two that commenced operations in the period under review (Shiseido Malaysia Sdn. Bhd. and Hanatsubaki Factory Co., Ltd.).

[Exclusions]
Excluded from the scope of consolidation in the fiscal year under review were the following companies: PRIER Co., Ltd., and Taiwan FTS Co., Ltd., which completed liquidation proceedings; and SMB S.A.S. and 331 International S.A.S., which are currently undergoing liquidation proceedings. Also excluded were Shiseido Retail Support Co., Ltd., which merged (simple merger) with Shiseido Sales Co., Ltd., on April 1, 2005, and no longer exists; and Shiseido Shoppers Club Co., Ltd. which merged (simple merger) with Shiseido Amenity Goods Co., Ltd. on October 1, 2005, and no longer exists.

(2) Nonconsolidated subsidiaries
Major Company Name: Beauté Prestige International Ltd. (UK)

(3) Reasons for excluding nonconsolidated subsidiaries from scope of consolidation
Since these companies do not engage in full-scale operations and their combined assets, net sales, net income and retained earnings have a minimal effect on the Company's consolidated financial statements, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method is applicable: 5
Major Company Name: Pierre Fabre Japon Co., Ltd.
Included in the scope of equity method application are Tai Tsu Holding Limited, which was established in the previous fiscal year, and Shanghai Huani Transparent Beauty Soap Co., Ltd., which was acquired in the previous fiscal year.

(2) Nonconsolidated companies where equity method is not applied do not engage in full-scale operations, and their combined assets, net sales, net income and retained earnings have a minimal effect on the Company's consolidated financial statements. Thus, they are not included in the scope of equity method application.

(3) The latest financial year figures are used for equity-method affiliates with fiscal year-ends that differ from that of the parent company.

3. Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 61 companies—overseas consolidated subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have fiscal periods ending December 31. All other consolidated subsidiaries have fiscal years ending March 31.

The most recent financial statements have been used for the 61 consolidated subsidiaries —overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—with fiscal years ending in months other than March. The consolidated statements have been adjusted to reflect significant transactions that took place between the respective fiscal year-ends of those companies and March 31, 2006.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Available-for-sale securities:

Fair value available: At market, based on market quotes at fiscal year-end. (Net unrealized gains and losses are reported separately in shareholders' equity. Realized gains or losses on securities sold are determined based mainly on the moving average method.)

Fair value not available: At cost, based mainly on the moving average method.

Investments in Investment Business Limited Liability Partnerships are recorded at the Company's share of the net asset value of the partnerships. The Company's share of the profits and losses earned by a partnership is recognized in current year's earnings, in proportion to its ownership interests in the net asset value of the partnership.

(b) Inventories

The Company values inventories at cost, based on the average method. Consolidated subsidiaries value inventory at cost, based primarily on the last purchase method.

(2) Depreciation of Major Fixed Assets

(a) Property, Plant and Equipment (PP&E)

Buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) are depreciated using the straight-line method. Other tangible fixed assets are, in principle, depreciated using the declining-balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Assets

Intangible assets are, in principle, amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)

Trademark rights: 10 years, in principle

Software: 5 years, in principle

The policy of U.S. subsidiaries with respect to goodwill and intangible assets with indefinable useful lives is to devalue them if necessary, rather than amortize them over a certain number of years.

(c) Long-Term Prepaid Expenses

Long-term prepaid expenses are, in principle, amortized using the straight line method.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the percentage of its own actual bad debt loss against the balance of total receivables plus the amount of receivables estimated on an individual basis. Overseas consolidated subsidiaries provide mainly for the amount of uncollectible receivables estimated on an individual basis.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned goods, including cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., etc.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(c) Accrued Retirement Benefits

As contingency against expenses arising from retirement of employees, accrued retirement benefit is recognized based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for accrued retirement benefits to directors and statutory auditors.

(d) Accrued Retirement Benefits to Directors and Statutory Auditors

In the year ended March 31, 2004, the Company's Board of Directors resolved to abolish the unfunded retirement benefit plans for their directors, statutory auditors and corporate officers, and proposed to make and calculated the amounts of lump-sum payments upon abolishment of the plan for their duties up to March 31, 2004, subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal for the year ended March 31, 2004.

(e) Reserve for Losses on Guaranteed Liabilities

As contingency against losses on guaranteed liabilities, the Company has set aside a reserve, the amount of which reflects estimated potential losses taking into consideration such factors as the financial positions of parties indemnified.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing at the end of the fiscal year. Resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

The financial statements of overseas consolidated subsidiaries and affiliates are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities. All income and expense accounts are translated at the average rate of exchange during the term. The resulting translation adjustments are included in Shareholders' Equity as Adjustments on Foreign Currency Statement Translation and Minority Interests in Consolidated Subsidiaries.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Companies adopt the tax-exclusive method.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Evaluations of assets and liabilities of consolidated subsidiaries done at the time of capital consolidation are based on the overall market value method.

6. Amortization of Consolidation Adjustment Account

Amortization of the Consolidation Adjustment Account is done over a rational time period not exceeding 20 years, with specific items determined on a case-by-case basis.

7. Appropriation of Profit

The statement of Consolidated Retained Earnings is prepared assuming the profits of consolidated subsidiaries are appropriated during the consolidated accounting period.

8. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

Cash and Cash Equivalents as shown in the Consolidated Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Changes in Accounting Practices

(Accounting Standards for Impairment of Fixed Assets)

In the fiscal year under review, the Company applied Accounting Standards for Impairment of Fixed Assets ("Opinions on Accounting Standards for Impairment of Fixed Assets," Business Accounting Council, August 9, 2002), as well as the Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Guidance No. 6, October 31, 2003). As a result of these changes, cost of sales declined ¥124 million, gross profit increased ¥124 million, Selling, General and Administrative (SG&A) expenses increased ¥261 million, income from operations and ordinary income declined ¥137 million, and income before income taxes declined ¥6,223 million.

The impact on segment information is described in the "Segment Information" section of this report. Accumulated losses on impairment of fixed assets are directly deducted from the amount of each asset in accordance with the revised Regulation Concerning Financial Statements.

(Accounting Item Classification)

In the fiscal year under review, the Company introduced a new consolidated operations management framework. This entailed setting up a Group-standard account item system, from the perspective of combining the institutional accounting and management accounting frameworks. The Company also reassessed its method for calculating business earnings, with the aim of gaining a more accurate grasp of its financial performance. To obtain a clearer insight into cost of sales vis-à-vis net sales, the Company reassessed the nature of certain items, such as distribution costs and R&D expenses, which previously had been included within Cost of Sales. From the fiscal year under review, those items are now included within SG&A Expenses. With a view to providing a more accurate report of the Company's income from operations, Amortization of Goodwill and Trademark Rights, previously included within Other Expenses, is now included within SG&A Expenses, because future acquisitions of goodwill and trademark rights are expected to benefit the Company's operating earnings.

As a result of these changes, cost of sales in the fiscal year declined ¥40,830 million, while gross profit increased by the same amount. SG&A expenses rose ¥42,191 million, and income from operations declined ¥1,361 million. There was no impact on ordinary income or income before income taxes. The impact on segment information is described in the "Segment Information" section of this report.

Changes to Method of Disclosure

(Consolidated Balance Sheets)

In previous segment information reports, depreciation and amortization, as well as capital participations, did not include long-term prepaid expenses. From the fiscal year under review, however, such expenses are included. This change is intended to disclose depreciation and amortization and capital participations more appropriately, given the nature of long-term prepaid expenses. As result of the change, long-term prepaid expenses, included in Other Investments in the previous fiscal year (amounting to ¥11,076 million), is listed as a separate item in the year under review.

(Consolidated Statements of Cash Flows)

1. In previous segment information reports, depreciation and amortization, as well as capital participations, did not include long-term prepaid expenses. From the fiscal year under review, however, such expenses are included. This change is intended to disclose depreciation and amortization and capital participations more appropriately, given the nature of long-term prepaid expenses. As result of the change, acquisition of long-term prepaid expenses, included in Other under Cash Flows from Investing Activities in the previous fiscal year (amounting to ¥6,061 million), is listed as a separate item in the year under review.

2. In the previous fiscal year, proceeds from collection of advances were listed as a separate item. In the fiscal year under review, however, this item was minimal (amounting to ¥72 million), and thus was included in Other under Cash Flows from Investing Activities.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

Fiscal Year Ended March 2006 (March 31, 2006)		Fiscal Year Ended March 2005 (March 31, 2005)	
1. Major assets and liabilities of non-consolidated subsidiaries and affiliates are as follows:		1. Major assets and liabilities of non-consolidated subsidiaries and affiliates are as follows:	
Investment Securities	1,316	Investment Securities	1,226
2. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows:		2. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows:	
Employees	38	Employees	62
3. Holdings of Treasury Stock Shares of the Company held by the Consolidated Group are as follows:		3. Holdings of Treasury Stock Shares of the Company held by Consolidated Group are as follows:	
Ordinary Shares	12,105 thousand	Ordinary Shares	10,244 thousand
The total number of the Company's shares outstanding was 424,562 thousand.		The total number of the Company's shares outstanding was 424,562 thousand.	

(Consolidated Statements of Income)

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)
*1. Major SG&A items and amounts are as follows. Advertising Expenses 50,314 Selling Expenses 118,264 Salaries, Bonuses 115,407 Retirement Benefit Expense 7,289	*1. Major SG&A items and amounts are as follows. Advertising Expenses 48,796 Selling Expenses 115,457 Salaries, Bonuses 111,679 Retirement Benefit Expense 8,993
*2. Research and Development R&D expenses, which are included in SG&A and Cost of Sales, totaled ¥16,451 million.	*2. Research and Development R&D expenses, which are included in SG&A and Cost of Sales, totaled ¥16,762 million.
*3. Gain on Sales of Property, Plant and Equipment refers to sales of land and buildings at factory sites associated with the reorganization of domestic factories.	*3. —
*4. —	*4. Gain from Change in Retirement Benefit Scheme stemmed from the abolition of part of the existing defined-benefits plan, which was replaced by a defined-contribution plan and a prepaid termination allowance plan.
*5. Impairment Losses In the period under review, the Group reported the following impairment losses associated with domestic and overseas fixed assets:	*5. —

Purpose	Type	Location
Business-use assets	Land, buildings, Long-term prepaid expenses; structures, etc	Chuo-ku, Tokyo, others
Idle assets, etc.	Land, buildings, structures, etc.	Maizuru City, Kyoto, others

For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow-generating unit, based on business classification. Idle assets are pooled according to each separate property.

As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the period under review were ¥213 million for land, ¥1,029 million for buildings and structures, and ¥1,567 million for long-term prepaid expenses,.

Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the period under review were ¥2,356 million for land and ¥918 million for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.

Impairment losses on overseas assets refer to intangible fixed assets of North American subsidiaries, specifically ¥3,357 million for goodwill and ¥2,960 million for trademark rights.

*6. Restructuring Expenses are business costs incurred in streamlining the Company's operations, including downsizing and withdrawing from brands and businesses that contribute little to profitability. They consisted of ¥575 million for domestic subsidiaries and ¥2,127 million for overseas subsidiaries.	*6 Restructuring Expenses consisted of ¥1,859 million in costs related to factory reorganization and ¥804 million in costs related to liquidation and reorganization of affiliates.
*7. —	*7. Additional Retirement Benefits refers to additional costs incurred in implementing the Special Early Retirement Incentive Plan.
*8. —	*8. Write-Down of Financial Assets consisted of devaluation of investment securities of ¥158 million and devaluation of capital stock investment of ¥67 million.

(Consolidated Retained Earnings)

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)
*1. — *2. Other Decrease indicates transfer of surplus of Chinese subsidiaries, pursuant to Chinese accounting standards.	*1. Other Increase indicates increase in surplus due to revaluation of assets of a New Zealand subsidiary, pursuant to New Zealand accounting standards. *2. Other Decrease indicates elimination retained earnings due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.

(Consolidated Cash Flows)

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)		Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)	
1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:		1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:	
Cash and Time Deposits Account	53,511	Cash and Time Deposits Account	55,168
Short-Term Investments in Securities Account	36,944	Short-Term Investments in Securities Account	57,063
Total	90,455	Total	112,231
Time Deposits of More than 3 Months	(1,094)	Time Deposits of More than 3 Months	(3,728)
Stocks, Bonds with Maturities of More than 3 Months, etc.	(346)	Stocks, Bonds with Maturities of More than 3 Months, etc.	(222)
Cash and Cash Equivalents	89,014	Cash and Cash Equivalents	108,280

(Segment Information)

1. Industry Segment Information

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	533,068	61,166	76,722	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	4,796	2,425	45,881	53,102	(53,102)	—
Total	537,864	63,591	122,604	724,060	(53,102)	670,957
Operating Expenses	494,142	63,262	116,535	673,941	(41,863)	632,078
Income from Operations	43,721	328	6,068	50,119	(11,239)	38,879
2. Assets, Depreciation and Amortization, Impairment Losses, and Capital Participations:						
Assets	364,673	37,150	102,163	503,987	167,854	671,841
Depreciation and Amortization	16,448	3,516	6,963	26,928	43	26,972
Impairment Losses	4,467	248	7,740	12,456	(52)	12,403
Capital Participations	17,471	5,072	6,053	28,597	29	28,626

(Millions of yen)

	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	504,760	60,499	74,568	639,828	—	639,828
(2) Sales and Transfer Account from Intersegment Transactions	4,641	1,199	49,041	54,881	(54,881)	—
Total	509,401	61,698	123,610	694,710	(54,881)	639,828
Operating Expenses	470,938	66,431	117,263	654,633	(43,023)	611,609
Income (Loss) from Operations	38,462	(4,733)	6,347	40,076	(11,857)	28,219
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	358,372	34,750	108,091	501,214	199,880	701,094
Depreciation and Amortization	13,339	2,944	7,038	23,323	45	23,368
Capital Participations	15,377	1,786	5,368	22,532	33	22,565

Notes: 1. Business segment and main products included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Cosmetics............Women's and men's cosmetics, beauty soap, cosmetic accessories

Toiletries.............Soaps, hair care products, mass market cosmetics, sanitary, oral care products, shaving blades

Others.................Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the year included ¥11,239 million in operating expenses for noncategorized spending covered in the Eliminations line item. The amount for the previous fiscal year was ¥11,857 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At fiscal year-end, companywide assets included in the Elimination line item were ¥173,328 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥199,880 million.

4. In previous segment information reports, depreciation and amortization, as well as capital participations, did not include long-term prepaid expenses. From the period under review, however, such expenses are included. This change is intended to disclose depreciation and amortization and capital participations more appropriately, given the nature of long-term prepaid expenses. Compared with the previous accounting method, this change led to increases of ¥3,188 million in depreciation and amortization and ¥3,949 million in capital participations in the cosmetics segment; increases of ¥363 million in depreciation and amortization and ¥318 million in capital participations in the toiletries segment; and increases of ¥251 million in depreciation and amortization and ¥260 million in capital participations in the others segment;
5. Due to a change in accounting practices, the Company applied impairment accounting standards for fixed assets from the period under review. Compared with the previous accounting method, this change led to a ¥318 million increase in operating expenses in the cosmetics segment and a ¥181 million decrease in operating expenses in the others segment, as well as a ¥318 million decrease in income from operations in the cosmetics segment and a ¥181 million increase in operating expenses in the others segment.
6. Due to a change in accounting practices, the Company applied impairment accounting standards for fixed assets from the period under review. Compared with the previous accounting method, this change led to a ¥497 million decline in depreciation and amortization in the cosmetics segment and a ¥136 million decline in depreciation and amortization in the others segment.
7. Due to a change in accounting practices, the Company changed its accounting for amortization of goodwill and trademark rights in the period under review. Compared with the previous accounting method, this change led to an increase in operating expenses of ¥557 million in the cosmetics segment, ¥570 million in the toiletries segment and ¥233 million in others segment. Income from operations in each segment declined by the same respective amounts.

2. Geographic Segment Information

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	20,040	8,488	3,870	83	32,483	(32,483)	—
Total	495,694	54,504	89,443	63,798	703,440	(32,438)	670,957
Operating Expenses	461,459	52,937	83,724	55,200	653,321	(21,243)	632,078
Income from Operations	34,235	1,567	5,718	8,598	50,119	(11,239)	38,879
2. Assets	309,245	59,547	84,696	65,382	518,871	152,969	671,841

(Millions of yen)

	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	467,027	43,096	79,775	49,928	639,828	—	639,828
(2) Sales and Transfer Account from Intersegment Transactions	19,051	7,633	3,407	163	30,256	(30,256)	—
Total	486,079	50,730	83,183	50,091	670,084	(30,256)	639,828
Operating Expenses	459,591	50,270	77,261	42,884	630,007	(18,398)	611,609
Income from Operations	26,487	460	5,921	7,207	40,076	(11,857)	28,219
2. Assets	316,625	53,959	87,497	43,131	501,214	199,880	701,094

Notes: 1. Segmentation of countries and regions is based on geographic proximity.

2. Major countries and regions are as follows:
   Americas: United States, Canada, Brazil
   Europe: France, Italy, Germany, etc.
   Asia/Oceania: China, Taiwan, Australia, etc.

3. Operating expenses for the year included ¥11,239 million in operating expenses for noncategorized spending covered in the Eliminations line item. The amount for the previous fiscal year was ¥11,857 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

4. At fiscal year-end, companywide assets included in the Elimination line item were ¥173,328 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥199,880 million.

5. Due to a change in accounting practices, the Company applied impairment accounting standards for fixed assets from the period under review. Compared with the previous accounting method, this change led to a ¥137 million increase in operating expenses in Japan. Income from operations in Japan declined by the same amount.

6. Due to a change in accounting practices, the Company changed its accounting for amortization of goodwill and trademark rights in the period under review. Compared with the previous accounting method, this change led to an increase in operating expenses of ¥803 million in Japan, ¥551 million in Europe, and ¥6 million in Asia/Oceania. Income from operations in each segment declined by the same respective amounts.

3. Overseas Sales (Export Sales and Sales by Overseas Subsidiaries)

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	47,527	80,394	69,319	197,241
Consolidated Net Sales				670,957
Percentage of Overseas Sales against Consolidated Net Sales	7.1	12.0	10.3	29.4

(Millions of yen)

	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	44,282	74,928	56,464	175,676
Consolidated Net Sales				639,828
Percentage of Overseas Sales against Consolidated Net Sales	6.9%	11.7%	8.9%	27.5%

Notes: 1. Segmentation of countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.
3. Overseas sales consist of exports from the Company and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

(Lease Transactions)

The Company now discloses its leasing report on EDINET, and thus has omitted such information from this report.

(Transactions with Related Parties)

Not applicable.

(Tax-Effect Accounting)

1. Principal components of deferred tax assets and deferred tax liabilities are shown below.

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)
Deferred Tax Assets	
Deficit Carried Forward	13,989
Depreciation Expense	10,958
Devaluation of Financial Assets	8,084
Inventories and Stored Goods	6,757
Unrealized Gain on Inventory and Fixed Assets, etc.	6,070
Surplus on Reserve for Employees' Bonuses	4,835
Reserve for Employees' Retirement Benefits	3,203
Accrued Expenses Payable	2,888
Accrued Enterprise Tax Payable, etc.	834
Reserve for Directors' and Corporate Auditors' Retirement Benefits	115
Other	7,444
Subtotal	65,181
Valuation Reserve	(7,910)
Total	57,271
Deferred Tax Liabilities	
Other Securities Valuation Differential	(12,686)
Fixed Asset Reduction Reserve and Others	(1,143)
Depreciation Expense	(772)
Goodwill and Other Intangible Fixed Assets	(495)
Other	(833)
Subtotal	(15,931)
Net Deferred Tax Assets	41,340

2. Major components of differences arising between the legal effective tax rate and corporate tax after the application of tax-effect accounting.

Because the difference between the legal effective tax rate and the corporate tax burden after application of tax-effect accounting is less than 5% of the legal effective tax rate, this item has been omitted.

(Marketable Securities)

1. Available-for-Sale Securities with Fair Value

(Millions of yen)

		Fiscal Year Ended March 2006 (March 31, 2006)			Fiscal Year Ended March 2005 (March 31, 2005)		
		Cost	Carrying amount	Unrealized gains (losses)	Cost	Carrying amount	Unrealized gains (losses)
Balance Sheet Value Exceeds Purchase Price	(1) Stocks	10,978	41,216	30,237	11,558	26,785	15,227
	(2) Bonds						
	Corporate Bonds	500	503	3	540	564	24
	(3) Other	4,105	4,619	513	202	227	25
	Subtotal	15,583	46,339	30,755	12,300	27,577	15,277
Balance Sheet Value Does Not Exceed Purchase Price	(1) Stocks	17	13	(4)	625	571	(53)
	(2) Bonds						
	JGBs, Municipal, etc.	—	—	—	8,828	8,437	(391)
	Corporate Bonds	1,535	1,515	(19)	35	34	(0)
	Other Bonds	1,000	957	(42)	—	—	—
	(3) Other	2,334	2,112	(222)	6,788	5,524	(1,264)
	Subtotal	4,887	4,598	(288)	16,278	14,568	(1,709)
Total		20,471	50,937	30,466	28,578	42,146	13,567

2. Available-for-Sale Securities Sold

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)			Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)		
Sale Price	Total Profit from Sales	Total Losses from Sales	Sale Price	Total Profit from Sales	Total Losses from Sales
13,715	519	—	59,941	551	—

3. Carrying Amount of Securities without Fair Value

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)	Fiscal Year Ended March 2005 (March 31, 2005)
(1) Available-for-Sale Securities		
FFFs	21,506	35,006
Investment Business Limited Liability Partnerships, etc.	19,213	19,419
Unlisted Stocks	17,188	17,177
Bond Investment Trusts	12,452	19,217
MMFs	3,416	3,415
Unlisted Bonds	3	2
(2) Shares in Subsidiaries and Affiliates		
Subsidiaries	3	3
Affiliates	1,312	1,222

4. Available-for-Sale Securities with Maturities But Not Redeemed

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)				Fiscal Year Ended March 2005 (March 31, 2005)			
	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years
(1) Bonds								
JGBs, Municipal Bonds, etc.	1	2	—	—	—	2,151	6,444	—
Corporate Bonds	—	535	—	1,700	40	535	—	—
Other Bonds	—	—	—	1,000	—	—	—	—
(2) Other	12,020	597	1,209	—	18,601	1,845	227	—
Total	12,021	1,134	1,209	2,700	18,641	4,531	6,671	—

(Derivative Transactions)

The Company now discloses its derivative transaction report on EDINET, and thus has omitted such information from this report.

(Retirement Benefits)

1. Overview of Retirement Benefit System

The parent company and its domestic consolidated subsidiaries have set up an employees' pension fund plan, tax-qualified pension plan, and termination allowance plan as part of its defined benefits scheme. In September 2004, the Company shifted part of its employees' pension fund to a termination allowance plan. In October 2004, the Company discontinued part of its previous defined benefits plan and shifted to a defined contribution plan and prepaid termination allowance plan. In some cases, extra retirement benefits are paid when an employee retires. These are accounted for as retirement benefit expenses when incurred.

Certain overseas consolidated subsidiaries also have defined benefit pension plans.

The primary plan is the Shiseido Employees' Pension Fund, in which the parent company and 25 domestic consolidated subsidiaries participate. 25 companies have prepaid termination allowance plans.

2. Projected Benefit Obligation

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)	Fiscal Year Ended March 2005 (March 31, 2005)
a. Projected Benefit Obligation	(186,389)	(176,739)
b. Fair Value of Plan Assets	183,218	149,593
c. Funded Status of the Plans [(a) + (b)]	(3,171)	(27,146)
d. Unamortized Net Obligation at Transition (Note 1)	1,181	1,172
e. Unrecognized Net Actuarial (Gain) or Loss	10,235	38,625
f. Unrecognized Prior Service Cost (decline in liability; Note 2)	(12,321)	(14,446)
g. Additional Minimum Liability (Note 1)	(1,490)	(1,358)
h. Total [(c) + (d) + (e) + (f) + (g)]	(5,566)	(3,154)
i. Prepaid Pension Expense	30,637	31,768
j. Net Liability Recognized [(h) – (i)]	(36,204)	(34,923)

Notes: 1. This figure pertains to a Taiwanese subsidiary, according to the Taiwanese retirement allowance accounting system.

2. Reasons for incurring prior service cost
   (1) Due to an amendment in regulations covering reductions in the assumed rate of return and conversion rate of the Shiseido Employees' Pension Fund in September 2000, a prior service cost was incurred.
   (2) In November 2001, rules covering the Shiseido Employees' Pension Fund were amended, whereupon the Company changed its retirement allowance system from one based on previous salary to a points system based on qualifications. As a result, a prior service cost (liability decline) was incurred.
   (3) In September 2004, part of the Shiseido Employees' Pension Fund was transferred to a termination allowance plan. As a result, a prior service cost (liability increase) was incurred by the employees' pension fund and a prior service cost (liability decline) was incurred by the termination allowance plan.

3. Some domestic consolidated subsidiaries use the simplified method for the calculation of projected benefit obligation.

3. Net Periodic Benefit Cost

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)
a. Service Cost (Notes 1, 2, 3, 4)	7,606	8,970
b. Interest Cost	4,304	4,728
c. Expected Return on Plan Assets	(5,983)	(5,673)
d. Amortization of Net Obligation at Transition (Note 5)	107	90
e. Amortization of Net Actuarial (Gain) or Loss	5,367	5,294
f. Amortization of Prior Service Cost (Note 6)	(2,124)	(2,265)
g. Net Periodic Benefit Cost [(a) + (b) + (c) + (d) + (e) + (f)]	9,277	11,144
h. Gain from Changes in Retirement Benefit Scheme	—	(2,566)
Total [(h) + (i)]	9,277	8,577

Notes: 1. Benefit cost of the defined contribution plan is accounted for as Service Cost.
2. Benefit cost using the simplified method is accounted for as Service Cost.
3. Benefit cost in the retirement benefit reserve for corporate officers is accounted for as Service Cost.
4. Amounts in excess of extra retirement allowances or retirement lump-sum grants are accounted for as Service Cost.
5. This figure is expensed in the fiscal year of the Company's Taiwanese subsidiary, according to the Taiwanese retirement allowance accounting system.
6. Prior service costs described in Note 2 of "2. Projected Benefit Obligation" were expensed in the fiscal year under review.
7. In addition to the above net periodic benefit cost, ¥375 million in the fiscal year under review and ¥206 million in the previous year were accounted for as prepaid termination allowances.

4. Basic Assumptions for Calculating Benefit Obligation

(Shiseido Employees' Pension Fund Plan)

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)
a. Period allocation method for estimated retirement benefits	Fixed period standard	(See left)
b. Discount rate	2.5%	(See left)
c. Expected return on plan assets	4.0%	(See left)
d. Number of years for accounting for prior service cost	10 years (expensed based on the straight-line method)	(See left)
e. Number of years for accounting for actuarial calculation discrepancies	10 years (expensed from the following financial year based on the straight-line method)	(See left)

(Going Concerns)

Not applicable

(Per-Share Data)

(Yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)		Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)	
Net assets per share	906.11	Net assets per share	866.46
Net income per share	34.42	Net loss per share	21.50
Net income per share (fully diluted)	34.37	Net income per share (fully diluted)	—

Notes: 1. Net income per share (fully diluted) is not shown for the previous fiscal year, because the Company posted a net loss in that year.
2. The bases for calculating net income (loss) per share and fully diluted net income per share are shown below.

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)
Net income (loss) per share		
Net income (loss) (¥ millions)	14,435	(8,856)
Amount not belonging to common stockholders (¥ millions)	225	47
(Earnings appropriated to directors' bonuses)	(167)	(14)
(Elimination of surplus due to appropriation of earnings of Chinese subsidiary)	(57)	(32)
Net income (loss) related to common stock (¥ millions)	14,210	(8,903)
Average shares outstanding (1,000 shares)	412,855	414,218
Net income per share (fully diluted)		
Net income adjustment (¥ millions)	—	—
Increase in common stock (1,000 shares)	639	—
(Stock options made available through treasury stock method) (1,000 shares)	—	(—)
(Stock options made available through new share subscription rights) (1,000 shares)	(639)	(—)
Latent shares not included in fully diluted net income per share calculation due to lack of dilution effect.	Stock options made available through new share subscription rights (408 new share subscription rights): 408 thousand shares of common stock	Stock options made available through treasury stock method: 1,511 thousand shares of common stock Stock options made available through new share subscription rights (4,176 new share subscription rights): 4,176 thousand shares of common stock

5. Status of Production, Orders, and Sales

(1) Production

Production figures for the fiscal under review and the previous fiscal year, by segment, are shown below.

(Millions of yen)

Industry Segment	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)	Year-on-Year Change (%)
Cosmetics	127,186	120,108	+5.9
Toiletries	26,281	25,134	+4.6
Others	8,481	11,499	–26.2
Total	161,950	156,742	+3.3

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Companies undertake some manufacturing on an OEM basis, the amount in financial terms is minimal.

(3) Sales

Sales figures for the fiscal under review and the previous fiscal year, by segment, are shown below.

(Millions of yen)

Industry Segment	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2005 April 1, 2004–March 31, 2005)	Year-on-Year Change (%)
Cosmetics	533,068	504,760	+5.6
Toiletries	61,166	60,499	+1.1
Others	76,722	74,568	+2.9
Total	670,957	639,828	+4.9

Notes: 1. Intersegment transactions are offset and eliminated.
2. Above figures are exclusive of consumption tax.

[Translation]

April 27, 2006

To whom it may concern:

Company name: Shiseido Co., Ltd.
Representative: Shinzo Maeda
President/CEO & Representative Director
(Code number: 4911 Tokyo Stock Exchange 1st section)

Contact: Masato Hashikawa
General Manager of Investor Relations Department
(Telephone: 03-3572-5111)

Introduction of Countermeasures to Large Acquisitions of Shiseido Co., Ltd. Shares (Takeover Defense)

Shiseido Co., Ltd. (the "Company") announces as follows that a meeting of its board of directors today resolved to introduce countermeasures to large acquisitions of the Company shares (the "Plan"), subject to the approval of the ordinary general meeting of the Company's shareholders scheduled to be held in June 2006 (the "Ordinary General Meeting of Shareholders"), for the purpose of ensuring and enhancing the corporate value of the Company and, in turn, the common interests of its shareholders.

1. Efforts to ensure and enhance the Company's corporate value and the common interests of shareholders

1.1 The source of the Company's corporate value

Since its establishment in 1872, the Company has consistently modeled its corporate management on the spirit of 'contributing to the beauty and health of numerous customers, thus benefiting them and society in general.' In the future too, the Company group will embrace this spirit, with the fundamental principle of 'remaining a company that makes a lasting contribution to customers around the world.'

Moreover, the Company believes that winning, as a 'valuable corporation,' the support of all of its stakeholders, including its shareholders, customers, business partners, employees and society in general, and creating value together actually bring about greater shareholder value. At the same time, further enhancing the value of the Company's corporate brand, *SHISEIDO*, is the key to increasing the Company's corporate value in the 21st century. To achieve this, we understand that our social responsibilities as a corporation and our response to environmental issues are also essential, together with the enhancement of the economic value.

Based on this understanding, the Company group launched a three-year mid-term business plan aimed towards 'increasing growth and profitability' in April 2005 (for implementation from the commencement of fiscal year 2005 until fiscal year 2007; the "Three-Year Plan"). The Three-Year Plan contains three central pillars, (a) 'domestic marketing reform' centering on active investments in growing markets and the creation of 'broad and strong' brands, aimed at increasing growth, (b) 'accelerated expansion of business in China,' which is our top-priority market overseas, and (c) 'fundamental structural reforms,' geared towards enhancing profitability by, among other strategies, disposing of or rearranging unprofitable businesses and brands.

Through its efforts to increase growth and profitability, the Company is seeking to enhance its brand value and, ultimately, maximize the corporate value and common interests of its shareholders.

1.2 Vital mechanisms to enhance the Company's corporate value and the common interests of shareholders

The Company has set down as an important challenge the even greater reinforcement of corporate governance as a vital mechanism in the enhancement of corporate value and the common interests of shareholders.

To date, the Company has elected independent outside statutory auditors. In addition to this, in order to crystallize the responsibilities of management to the shareholders, the Company has made the term of office of directors one year and has established, with a view to enhancing the transparency and objectivity of management, an Advisory Board centering around five outside experts as a consulting body to the board of directors, a Remuneration Advisory Committee with an outside committee member as its chair, and an Officer Nomination Advisory Committee to conduct activities such as the selection and evaluation of candidates for directors and corporate officers and the establishment of terms of office of each such director and corporate officer.

Furthermore, from April 2005 the Company has introduced a new director and corporate officer remuneration system with a lower proportion of fixed remuneration, with performance-based remuneration increased to account for 50% of remuneration.

In addition, the Company is planning to submit to the Ordinary General Meeting of Shareholders a resolution to elect two independent outside directors in seeking to further strengthen corporate governance.

By implementing these kinds of reforms and measures, the Company aims to ensure and enhance its corporate value and, in turn, the common interests of its shareholders.

2. Purpose of the introduction of the Plan

The Plan will be introduced with a view to ensuring and enhancing the corporate value of the Company and, in turn, the common interest of its shareholders as explained below.

Decisions regarding any acquisition proposal that would result in the transfer of control of a corporation should ultimately be made based on the intent of the shareholders as a whole. Further, the Company would not outright reject an acquisition of shares that is made in accordance with capital market norms.

However, recent times have seen the emergence of a trend towards unilateral and forceful acquisitions of large quantities of shares without obtaining the approval of the board of directors of the target company. There is a number of large-scale share acquisitions that, if targeted against the Company, would benefit neither the corporate value of the Company nor the common interests of its shareholders. These include:

(i) Those with a purpose that would obviously harm the corporate value of the target company and, in turn, the common interests of its shareholders.

(ii) Those with the potential to substantially coerce shareholders into selling their shares.

(iii) Those that do not provide sufficient time or information for the target company's board of directors and shareholders to consider the large-scale share acquisition or similar action, or for the target company's board of directors to make an alternative proposal.

(iv) Those that require the target company to negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer or similar reason.

The Company group's sphere of activities stretch beyond its pivotal business activities in the cosmetic industry to encompass environmental protection, community activities and cultural activities, and this gives rise to a complex synergetic effect that builds up the brand value and the corporate value of the Company.

Furthermore, as outlined above, the Company aims to win, as a valuable corporation, the support of all of its stakeholders, including shareholders, customers, business partners, employees and society in general, and seeks to enhance its brand value and maximize its corporate value building on the three pillars of 'domestic marketing reform' and 'accelerated expansion of business in China,' which are aimed at increasing growth, and 'fundamental structural reforms,' geared towards enhancing profitability, all under the Three-Year Plan.

The first year of the Three-Year Plan ended with results that exceeded expectations for the first phase of the plan, partly because of the success of the Company's mega-brands and encouraging growth in its business in China, and the Company was able to take a bold first step. In the second year, the crucial phase in the achievement of the Three-Year Plan, the Company is tackling the heart of the three pillars outlined above, through activities such as the integration of its cosmetics and toiletries businesses and reorganization of its healthcare business. Also, by steadily advancing with these undertakings, the Company aims to achieve its management objective of an operating profit margin of 8% or more in the final fiscal year of the Three-Year Plan.

Unless a party acquiring large quantities of shares in the Company is appropriately aware of the management environment surrounding the Company and aims to ensure and enhance the brand value and corporate value of the Company in the mid- to long-term based on an accurate understanding of the source of the brand value and corporate value of the Company as outlined above, there is a possibility that not only the management objectives of the Three-Year Plan would be difficult to achieve, but also the corporate value of the Company and, in turn, the common interests of its shareholders, could be harmed.

Furthermore, if the Company were to receive an acquisition proposal from an outside acquiring party, it would be vital for shareholders to give thorough consideration to a variety of factors, including the Company group's tangible and intangible management resources, the potential effect of forward-looking policies, the synergism that could be created by organic combinations such as business fields and personnel networks and cultural capital and the relationship of trust with society, and any other factors that build up the Company group's corporate value, and then to weigh up the effect such an acquisition would have on the Company's corporate value and the common interests of its shareholders.

Taking into account these factors, the Company's board of directors has decided that, for occasions when it receives an acquisition proposal for the shares in the Company from an acquirer, it is necessary to introduce the Plan, as set out in detail below in section 3, 'Plan outline,' as a mechanism that will deter acquisitions that are detrimental to the corporate value of the Company and the common interests of its shareholders by ensuring the necessary information and time for the shareholders to decide whether or not to respond to the acquisition offer and for the Company's board of directors to present an alternative proposal to the shareholders, and by facilitating actions such as negotiations with respect to unfair acquisitions on behalf of the shareholders.

3. Plan details

3.1 Plan outline

(a) Plan introductory procedures

In order to reflect the intent of the shareholders, the introduction of the Plan will be conditional upon a resolution of the Ordinary General Meeting of Shareholders to assign to the Company's board of directors the authority to decide matters relating to the gratis allotment of Stock Acquisition Rights (defined in 3.1(c) below) in accordance with the terms and conditions of the Plan (see below at section 3.5, 'Procedures for the introduction of the Plan' for details).

(b) Establishment of procedures for triggering the Plan

In the case that there is an acquisition of share certificates or the like of the Company or any other similar action, or a proposal for such action ("Acquisitions"), in addition to allowing for requests to the party effecting or proposing the Acquisitions (collectively, "Acquirers") to provide information in advance relating to the Acquisitions, and securing time to conduct information collection and consideration with respect to the Acquisition, the Plan also sets out procedures for presenting information such as plans and any alternative proposal of the Company's board of directors to the shareholders, and for conducting negotiations with the Acquirers (for details see below at 3.2, 'Procedures for triggering the Plan').

(c) Triggering the Plan by a gratis allotment of Stock Acquisition Rights and use of the independent committee to eliminate arbitrary decisions by directors

If an Acquirer effects or otherwise acts on an Acquisition that is deemed to be harmful to the Company's corporate value or the common interests of its shareholders (for details of these requirements, see below at 3.3, 'Requirements for the gratis allotment of Stock Acquisition Rights'), the Company will allot stock acquisition rights (having an exercise condition that do not allow the Acquirers to exercise and an acquisition provision to the effect that the Company may acquire the stock acquisition rights from persons other than the Acquirers in exchange for shares in the Company; details are set out below at 3.4, 'Outline of the gratis allotment of Stock Acquisition Rights'; "Stock Acquisition Rights") by means of a gratis allotment of stock acquisition rights (prescribed by Article 277 onwards of the Corporation Act of Japan) to all shareholders on a fixed date determined by the Company's board of directors in a resolution of the Company's board of directors for the gratis allotment of Stock Acquisition Rights.

Further, in order to eliminate arbitrary decisions by directors in implementing the Plan, decisions relating to the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights, or the acquisition of the Stock Acquisition Rights, will be made through the objective judgment of an independent committee composed only of members who are independent from the management of the Company, such as outside directors of the Company, in accordance with the Rules of the Independent Committee (see Attachment 2 for an outline). The Company intends to appoint Shoichiro Iwata (a candidate for outside director of the Company), Tatsuo Uemura (a candidate for outside director of the Company), and Akio Harada (an outside statutory auditor of the Company) as members of the independent committee upon the introduction of the Plan (see Attachment 3 for the name and career profile of each candidate for member).

(d) Exercise of the Stock Acquisition Rights and the Company's acquisition of Stock Acquisition Rights

If a gratis allotment of Stock Acquisition Rights were to take place in accordance with the Plan and either the shareholders other than the Acquirer exercises the Stock Acquisition Rights or the shareholders other than the Acquirer receives shares in the Company in exchange for the Company acquiring the Stock Acquisition Rights, then it would be possible for the ratio of Company shareholder voting rights held by the Acquirer to be diluted by up to approximately 50%.

3.2 Procedures for triggering the Plan

(a) Targeted acquisitions

The Plan allows the Company to implement a gratis allotment of Stock Acquisition Rights in accordance with the procedures set out in the Plan if there is an Acquisition that falls under (i) or (ii) below:

(i) An Acquisition that would result in the holding ratio of share certificates, etc. (*kabuken tou hoyuu wariai*)[1] of a holder (*hoyuusha*)[2] amounting to 20% or more of the share certificates, etc. (*kabuken tou*)[3] issued by the Company; or

(ii) A tender offer (*koukai kaitsuke*)[4] that would result in the owning ratio of share certificates, etc. (*kabuken tou shoyuu wariai*)[5] of share certificates, etc. (*kabuken tou*)[6] relating to the tender offer and the owning ratio of share certificates, etc. of a person having a special relationship (*tokubetsu kankei-sha*)[7] totaling at least 20% of the share certificates, etc. issued by the Company.

(b) Request to the Acquirer for the provision of information

Excluding acquisitions determined by the Company's board of directors to be friendly acquisitions, the Company will require any Acquirer conducting an Acquisition described above at 3.2(a) to submit to the Company in a form prescribed by the

[1] Defined in Article 27-23(4) of the Securities and Exchange Act of Japan.
[2] Including persons described as a holder under Article 27-23(3) of the Securities and Exchange Act of Japan (including persons considered to fall under this provision by the Company's board of directors).
[3] Defined in Article 27-23(1) of the Securities and Exchange Act of Japan. Unless otherwise provided for in this document, this definition is applied throughout this document.
[4] Defined in Article 27-2(6) of the Securities and Exchange Act of Japan.
[5] Defined in Article 27-2(8) of the Securities and Exchange Act of Japan.
[6] Defined in Article 27-2(1) of the Securities and Exchange Act of Japan. This definition is applied in 3.2(a)(ii).
[7] Defined in Article 27-2(7) of the Securities and Exchange Act of Japan (including persons considered to fall under this provision by the Company's board of directors); provided, however, that persons provided for in Article 3(1) of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from the persons described in Article 27-2(7)(i) of the Securities and Exchange Act of Japan.

Company, before effecting the Acquisition, a written undertaking that the Acquirer will upon the Acquisition comply with the procedures established by the Plan ("Acquisition Statement"), and the information necessary for consideration of the terms of the Acquirer's offer as described in each of the list below ("Essential Information").

If the independent committee determines that the provided information is insufficient as the Essential Information, it may fix an appropriate deadline for response and request, either by itself or through the Company's board of directors or otherwise, that the Acquirer additionally provide the Essential Information. In such case, the Acquirer should additionally provide the Essential Information within the relevant time limit.

(i) Details (specifically including name, capital structure and financial position) of the Acquirer and its group (including joint holders, persons having a special relationship and, in the case of funds, partners and other constituent members).

(ii) The purpose, method and terms of the Acquisition (including the price and type of the consideration for the Acquisition, the timeframe of the Acquisition, the scheme of any related transactions, the legality of the Acquisition method, and the probability that the Acquisition will be effected).

(iii) The basis for the calculation of the purchase price of the Acquisitions (including the underlying facts and assumptions of the calculation, the calculation method, the numerical data used in the calculation, and the details and calculation base of any expected synergetic effect from any series of transactions relating to the Acquisition (including the synergetic effect that is to be shared with other shareholders) as employed in the calculation).

(iv) Financial support for the Acquisition (specifically including the name, financing methods and the terms of any related transactions of the funds providers for the Acquisition (including all indirect funds providers)).

(v) Post-Acquisition management policy, business plan, capital and dividend policies for the Company group.

(vi) Post-Acquisition policies dealing with the Company's employees, business partners, customers, and any other stakeholders in the Company.

(vii) Specific measures to avoid any conflict of interest with other shareholders in the Company.

(viii) Any other information that the independent committee reasonably considers necessary.

If the independent committee recognizes that an Acquirer has initiated an Acquisition without complying with the procedures set by the Plan, as a general rule, it will recommend the Company's board of directors to implement a gratis allotment of Stock Acquisition Rights in accordance with 3.2(d)(i) below, except in particular circumstances where it should continue with its requests for the submission of an Acquisition Statement and the Essential Information, and its discussion and negotiation with the Acquirer.

(c) Consideration of Acquisition terms, negotiation with the Acquirer, and consideration of an alternative proposal

(i) Request to the Company's board of directors for the provision of information

If the Acquirer submits an Acquisition Statement and the Essential Information (if any) it has been requested by the independent committee to additionally submit, the independent committee may set a reasonable reply period (up to sixty days as a general rule) and request that the Company's board of directors present an opinion (including qualified opinions; hereinafter the same) on the Acquirer's Acquisition terms and supporting materials, an alternative proposal (if any), and any other information or materials that the independent committee considers suitably necessary, in order to compare the details of the Acquisition Statement and the Essential Information to the business plan of the Company's board of directors and the company valuation conducted by the Company's board of directors for the purpose of ensuring and enhancing the Company's corporate value and the common interests of its shareholders.

(ii) Independent committee consideration

Upon taking receipt of the information and materials from the Acquirer and the Company's board of directors (if the independent committee requested the Company's board of directors to provide information and materials as set out above), the independent committee should conduct its consideration of the Acquirer's Acquisition terms, information collection on the business plans and other information of the Acquirer and the Company's board of directors and comparison thereof, and consideration of any alternative plan presented by Company's board of directors for a maximum period of sixty days as a general rule (provided, however, that in the case described below at 3.2(d)(iii) or the like, the independent committee may extend this period (hereinafter the "Independent Committee Consideration Period")).

Further, if it is necessary in order to improve the terms of the Acquisition from the standpoint of ensuring and enhancing the corporate value of the Company and the common interests of its shareholders, the independent committee will directly or indirectly discuss and negotiate with the Acquirer, or recommend the presentation to shareholders or others of the terms of the Acquisition or the alternative proposal presented by the Company's board of directors or other party, or similar action.

In order to ensure that the independent committee's decision ensures and enhances the Company's corporate value and, in turn, the common interests of its shareholders, the independent committee may at the cost of the Company obtain advice from independent third parties (including financial advisers, certified public accountants, attorneys, consultants or any other experts).

If the independent committee, itself or through the Company's board of directors or otherwise, requests the Acquirer to provide materials for consideration or any other information, or to discuss and negotiate with the independent committee, the Acquirer must promptly respond to such request.

(iii) Disclosure of information

At a time the independent committee considers appropriate, the Company will disclose to its shareholders the fact that it has received an Acquisition Statement from the Acquirer and any matters considered appropriate by the independent committee from the Essential Information or other information.

(d) Independent committee decision process

If an Acquirer emerges, the independent committee will conduct the following procedures.

(i) The independent committee recommends the triggering of the Plan

If the Acquirer fails to comply with the procedures prescribed in 3.2(b) and 3.2(c) above, or if as a result of its consideration of the terms of the Acquirer's Acquisition and discussion, negotiation or the like with the Acquirer, the independent committee determines that the Acquisition by the Acquirer meets any of the requirements set out below at 3.3, 'Requirements for the gratis allotment of Stock Acquisition Rights' and that the implementation of the gratis allotment of Stock Acquisition Rights is reasonable, the independent committee will recommend the implementation of the gratis allotment of Stock Acquisition Rights to the Company's board of directors, regardless of whether the Independent Committee Consideration Period has commenced or ended.

However, even after the independent committee has already made one recommendation for the implementation of the gratis allotment of Stock Acquisition Rights, if the independent committee determines that either of the events below apply, it may make a new recommendation before the Exercise Period Commencement Date (defined below at 3.4(f)) that (before the gratis allotment has taken effect) the Company should suspend the gratis allotment of Stock Acquisition Rights or that (after the gratis allotment has taken effect) the Company should acquire the Stock Acquisition Rights without consideration.

- The Acquirer withdraws the Acquisition or the Acquisition otherwise ceases to exist after the recommendation.
- There is a change in the facts or information upon which the recommendation decision was made, and the Acquisition by the Acquirer does not meet any of the requirements set out below in 3.3, 'Requirements for the gratis allotment of Stock Acquisition Rights,' or it is not reasonable to implement the gratis allotment or allow for shareholders to exercise the Stock Acquisition Rights even if the Acquisition by the Acquirer does meet one of the requirements under 3.3 below.

(ii) The independent committee recommends the non-triggering of the Plan

If as a result of its consideration of the terms of the Acquirer's Acquisition and discussion, negotiation or the like with the Acquirer, the independent committee determines that the Acquisition by the Acquirer does not meet any of the requirements set out below at 3.3, 'Requirements for the gratis allotment of Stock Acquisition Rights,' or that the implementation of the gratis allotment of Stock Acquisition Rights is not reasonable even if the Acquisition by the Acquirer does meet one of the requirements set out in 3.3 below, the independent committee will recommend the non-implementation of the gratis allotment of Stock Acquisition Rights to the Company's board of directors, regardless of whether the Independent Committee Consideration Period has ended.

However, if there is a change in the facts, information or otherwise upon which a recommendation decision was made and the situation has come to satisfy the requirements set out in (i) above, the independent committee may make a different decision including a recommendation on the implementation of the gratis allotment of

Stock Acquisition Rights, and recommend that decision to the Company's board of directors.

(iii) The independent committee defers triggering the Plan

If the independent committee does not reach a recommendation for either the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights by the expiry of the initial Independent Committee Consideration Period, the independent committee will, to the reasonable extent that it is considered necessary for actions such as consideration of the terms of the Acquirer's Acquisition, discussion and negotiation with the Acquirer and the production of an alternative proposal, pass a resolution to extend the Independent Committee Consideration Period (and any extension of the new period after a period has been extended will follow the same procedure).

If the Independent Committee Consideration Period is extended as a result of the resolution described above, the independent committee will continue with its information collection, consideration process and like activities, and use best efforts to make a recommendation for the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights within the extended period.

(iv) Information disclosure

If the independent committee makes any of the resolutions for recommendation or otherwise as listed in 3.2(d)(i) through 3.2(d)(iii) above, or otherwise believes it to be appropriate, the Company shall disclose an outline of the resolution and any other matters that the independent committee considers appropriate (in the case of extending the Independent Committee Consideration Period in accordance with 3.2(d)(iii) above, including the reason for such extension), promptly after the resolution.

(e) Resolutions of the board of directors

The Company's board of directors, in exercising their role under the Corporation Act, will pass a resolution relating to the implementation or non-implementation of a gratis allotment of Stock Acquisition Rights taking into consideration any recommendation of the independent committee described above to the maximum extent. Promptly after passing such a resolution, the Company's board of directors will disclose an outline of its resolution, and any other matters that the board of directors considers appropriate. The Acquirer must not effect an Acquisition until and unless the Company's board of directors passes a resolution for the non-implementation of the gratis allotment of Stock Acquisition Rights.

3.3 Requirements for the gratis allotment of Stock Acquisition Rights

The Company intends to implement the gratis allotment of Stock Acquisition Rights by a resolution of the Company's board of directors as described above at (e) of 3.2, 'Procedures for triggering the Plan,' if it is considered that an action of an Acquirer falls under any of the items below and it is reasonable to implement the gratis allotment of Stock Acquisition Rights. However, the Company's board of directors will without fail make its determination as to whether an action of an Acquirer falls under a requirement below and if it is reasonable or not to implement the gratis allotment of Stock Acquisition Rights based on the recommendation of the independent committee in accordance with (d) of section 3.2 above, 'Procedures for triggering the Plan.'

(a) An Acquisition not in compliance with the procedures prescribed in the Plan.

(b) An Acquisition that threatens to cause obvious harm to the corporate value of the Company and, in turn, the common interests of its shareholders through any of the actions below:

(i) A buyout of share certificates to require such share certificates to be compulsorily purchased by the Company at an inflated price.

(ii) Management that achieves an advantage for the Acquirer to the detriment of the Company, such as temporary control of the Company's management for the low-cost acquisition of the Company's material assets.

(iii) Diversion of the Company's assets to secure or repay debts of the Acquirer or its group company.

(iv) Temporary control of the Company's management to bring about a disposal of high-value assets that have no current relevance to the Company's business and declaring temporarily high dividends from the profits of the disposal, or selling the shares at a high price taking advantage of the opportunity afforded by the sudden rise in share prices created by the temporarily high dividends.

(c) Certain Acquisitions that threaten to have the effect of forcing shareholders into selling share certificates, such as coercive two-tiered tender offers (meaning acquisitions of shares including tender offers that do not offer to acquire all shares in the initial acquisition, and set unfavorable acquisition terms for the second stage or do not set clear terms for the second stage).

(d) Acquisitions that do not provide the Company's board of directors with the period of time reasonably necessary to produce an alternative proposal to the Acquisition.

(e) Acquisitions in which the Essential Information or any other information considered reasonably necessary to assess the Acquisition terms is not provided to shareholders, or the provision of such information (if any) is inadequate.

(f) Acquisitions whose terms (including amount and type of consideration, the Acquisition schedule, the legality of the Acquisition method, the probability of the Acquisition being effected, post-Acquisition management policies and business plans, post-Acquisition policies relating to the Company's minority shareholders, employees, business partners, customers and any other stakeholders in the Company) are inadequate or inappropriate in light of the Company's intrinsic value.

(g) Acquisitions that materially threaten to harm the corporate value of the Company and, in turn, the common interests of shareholders by destroying tangible and intangible management resources and personnel networks with employees and business partners of the Company group, which are indispensable to the value of the corporate brand *SHISEIDO* and the generation of the Company's corporate value.

3.4 Outline of the gratis allotment of Stock Acquisition Rights

An outline of the gratis allotment of Stock Acquisition Rights intended for implementation under the Plan is described below (for particulars regarding the Stock Acquisition Rights, see Attachment 1, 'Shiseido Terms and Conditions of the Stock Acquisition Rights').

(a) Number of Stock Acquisition Rights

On a fixed date (the "Allotment Date") that is determined by the Company's board of directors in a resolution relating to the gratis allotment of Stock Acquisition Rights ("Gratis Allotment Resolution"), the Company will implement a gratis allotment of Stock Acquisition Rights in the same number as the final and total number of issued and outstanding shares in the Company on this date (excluding the number of shares in the Company held by the Company at that time).

(b) Shareholders eligible for allotment

The Company will implement the gratis allotment of Stock Acquisition Rights by allotting the Stock Acquisition Rights to those shareholders, other than the Company, who appear or are recorded in the Company's final register of shareholders or register of beneficial shareholders on the Allotment Date ("Eligible Shareholders"), at a ratio of one Stock Acquisition Right for every one share held.

(c) Effective date of gratis allotment of Stock Acquisition Rights

The Company's board of directors will determine the effective date of the gratis allotment of Stock Acquisition Rights in the Gratis Allotment Resolution.

(d) Number of shares to be acquired upon exercise of the Stock Acquisition Rights

The number of shares in the Company to be acquired upon exercise of each Stock Acquisition Right (the "Applicable Number of Shares") shall be one share per one Stock Acquisition Right.

(e) The amount to be contributed upon exercise of the Stock Acquisition Rights

Contributions upon exercise of the Stock Acquisition Rights are to be in cash, and the amount per share to be contributed upon exercise of the Stock Acquisition Rights will be an amount determined by the Company's board of directors in the Gratis Allotment Resolution within the range between one yen and any amount equivalent to 50% of the fair market value.

(f) Exercise period of the Stock Acquisition Rights

The commencement date will be a date determined by the Company's board of directors in the Gratis Allotment Resolution (this commencement date of the exercise period shall be referred to as the "Exercise Period Commencement Date"), and the period will be a period from one month to three months long as determined by the Company's board of directors in the Gratis Allotment Resolution; provided, however, that if there is an acquisition of the Stock Acquisition Rights by the Company as set out in (i) below, the exercise period for the Stock Acquisition Rights with respect to that acquisition will be up to and including the day immediately prior to the relevant acquisition date. Further, if the final day of the exercise period falls on a holiday for the payment place for the cash payable upon exercise, the final day will be the preceding business day.

(g) Conditions for the exercise of the Stock Acquisition Rights

As a general rule, the following parties may not exercise the Stock Acquisition Rights:

(i) Specified Large Holders;

(ii) Joint Holders of Specified Large Holders;

(iii) Specific Large Purchasers;

(iv) Persons having a Special Relationship with Specific Large Purchasers;

(v) Any transferee of or successor to the Stock Acquisition Rights of any party falling under (i) through (iv) without the approval of the Company's board of directors; or

(vi) Any Affiliated Party of any party falling under (i) through (v).

Further, nonresidents of Japan who are required to follow certain procedures under foreign laws and regulations to exercise the Stock Acquisition Rights may not as a general rule exercise the Stock Acquisition Rights (provided, however, that the Stock Acquisition Rights held by nonresidents will be subject to acquisition by the Company in exchange for shares of the Company as set out in (i) below). For definitions and details of the terms used above, see Attachment 1, 'Shiseido Terms and Conditions of the Stock Acquisition Rights.'

(h) Assignment of the Stock Acquisition Rights

Any acquisition of the Stock Acquisition Rights by assignment requires the approval of the Company's board of directors.

(i) Acquisition of the Stock Acquisition Rights by the Company

(i) At any time on or before the date immediately prior to the Exercise Period Commencement Date, if the Company's board of directors recognizes that it is appropriate for the Company to acquire the Stock Acquisition Rights, the Company may, on a day that falls on a date specified by the Company's board of directors, acquire all of the Stock Acquisition Rights without consideration.

(ii) On a day that falls on a date determined by the Company's board of directors, the Company may acquire all of the Stock Acquisition Rights that have not been exercised before or on the day immediately prior to the date determined by the Company's board of directors, that are held by parties other than those parties falling under 3.4(g)(i) through 3.4(g)(vi) above and, in exchange, deliver shares of the Company in the number of the Applicable Number of Shares for every one Stock Acquisition Right. Further, if, after the date upon which the acquisition takes place, the Company's board of directors recognizes the existence of any party holding Stock Acquisition Rights other than those parties falling under 3.4(g)(i) through 3.4(g)(vi) of above, the Company may, on a day falling on a date determined by the Company's board of directors after the date upon which the acquisition described above takes place, acquire all of the Stock Acquisition Rights held by that party that have not been exercised by or on the day immediately prior to a date determined by the Company's board of directors (if any) and, in exchange, deliver shares of the Company in the number of the Applicable Number of Shares for every one Stock Acquisition Right. The same will apply thereafter.

3.5 Procedures for the introduction of the Plan

The introduction of the Plan will be as follows, subject to receiving the approval of shareholders at the Ordinary General Meeting of Shareholders:

(a) In accordance with the proviso of Article 278(3) of the Corporation Act of Japan (*kaisha hou*), proposed amendments to the Company's Articles of Incorporation, including the incorporation of the provision stated below in Article 12 therein, are scheduled to be submitted to the Ordinary General Meeting of Shareholders for its resolution, as set out in Attachment 4.

"Matters relating to the gratis allotment of Stock Acquisition Rights may be determined by a resolution of the board of directors, as well as by a resolution of the general meeting of shareholders, or by a resolution of the board of directors by the assignment of a resolution of the general meeting of shareholders."

In order to introduce the Plan, the Company intends to submit to the Ordinary General Meeting of Shareholders for its resolution a proposal to make amendments to the Articles of Incorporation related to the number of authorized shares, as set out in Attachment 4, as well as the abovementioned amendments to the Articles of Incorporation.

(b) Under the provision of Article 12 of the Company's Articles of Incorporation after the amendment in accordance with (a) above, shareholders will be requested to assign to the Company's board of directors the authority to determine matters pertaining to the gratis allotment of Stock Acquisition Rights in accordance with the terms and conditions set out in the Plan by means of a resolution of the Ordinary General Meeting of Shareholders.

3.6 Effective period of the Plan

The period for the authority to decide matters relating to implementation of the gratis allotment of Stock Acquisition Rights under the Plan as assigned by a resolution of a general meeting of shareholders as described above at 3.5(b) (the "Effective Period") shall be the period until the conclusion of the ordinary general meeting of shareholders relating to the fiscal year ending March 2008, which is the final fiscal year of the Three-Year Plan, in order for the Effective Period to run simultaneously with the duration of the Three-Year Plan.

3.7 Abolition and amendment of the Plan

If, before the expiration of the Effective Period, (a) a general meeting of shareholders of the Company passes a resolution to withdraw the abovementioned assignment to the board of directors to decide matters relating to the gratis allotment of Stock Acquisition Rights under the Plan, or (b) the Company's board of directors passes a resolution to abolish the Plan, the Plan shall be abolished at that time. Therefore, it is possible to abolish the Plan in accordance with the shareholders' intent.

Further, (c) the Company's board of directors may revise or amend the Plan during the Effective Period of the Plan, within the limits of the assignment by the general meeting of shareholders as described in 3.5(b) above, and subject to the approval of the independent committee.

If the Plan is abolished or amended, the Company will promptly disclose facts including the fact that such abolition or amendment has taken place, and (in the event of an amendment) the details of the amendment and any other matters.

4. Rationale of the Plan

4.1 Fully satisfying the requirements of the Guidelines for Takeover Defense

Measures

The Plan fully satisfies the three principles set out in the "Guidelines Regarding Takeover Defense for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders' Common Interests" released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

4.2 Placing value on the intent of shareholders (Resolutions of the general meetings of shareholders and sunset clause)

As set out above in section 2, 'Purpose of the introduction of the Plan,' and section 3.5, 'Procedures for the introduction of the Plan,' the Plan will become effective upon approval by the shareholders at the Ordinary General Meeting of Shareholders. The Plan will remain effective for a period of two years until the close of the ordinary general meeting of shareholders relating to the fiscal year ending March 2008 as set out above in section 3.6, 'Effective period of the Plan.' In addition, as the term of office of directors will be one year, it is possible for the opinions of the shareholders on the merits of the Plan to be reflected, even during the Effective Period of the Plan, through the election of directors each year. Further, as set out in section 3.7, 'Abolition and amendment of the Plan,' if, before the expiration of the Effective Period, a general meeting of shareholders makes a resolution to abolish the Plan, the Plan will be abolished at that time. In this regard, the life of the Plan rests on the intent of the general meeting of shareholders.

4.3 Disclosure of information and emphasis on the decisions of independent parties such as outside directors

In introducing the Plan, the Company will establish an independent committee as an organization that will eliminate arbitrary decisions by its directors and objectively carry out the substantive decisions on behalf of the shareholders in the event of triggering, abolition or other operation of the Plan.

The independent committee will be composed of outside directors and outside statutory auditors, provided, however, that if the number of such outside directors and outside statutory auditors is less than the required number as set out in the Rules of the Independent Committee due to the outside directors or the outside statutory auditors being unable to carry out their duties, an outside expert who satisfies certain requirements set out in the Rules of the Independent Committee may be included as a committee member.

If an Acquisition of shares in the Company were to actually occur, this independent committee would, as set out above in 3.2, 'Procedures for the activation of the Plan,' and in accordance with the Rules of the Independent Committee, make recommendations, as to whether or not the Acquisition would have a detrimental effect on the corporate value of the Company and the common interests of shareholders. Then, the Company's board of directors would, in their role under the Corporation Act of Japan, and taking into consideration those recommendations to the maximum extent, make a resolution concerning the implementation, non-implementation or other action pertaining to a gratis allotment of Stock Acquisition Rights.

In this way, by strictly monitoring the matters surrounding any triggering of the Plan so that directors do not make arbitrary decisions to trigger the Plan, and by disclosing outlines of its decisions to the shareholders, the independent committee ensure a structure under which the Plan is only operated in a transparent way in order to contribute to the corporate value of the Company and the common interests of its shareholders.

4.4 Establishment of reasonably objective requirements

As set out above at section 3.2(d), 'Independent committee decision process,' and 3.3, 'Requirements for the gratis allotment of Stock Acquisition Rights,' the Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Company's board of directors.

4.5 Obtaining the advice of third-party experts

As set out above at (c) of section 3.2, 'Procedures for triggering the Plan,' if an Acquirer emerges, the independent committee may obtain the advice of independent third parties (financial advisors, certified public accountants, lawyers, consultants and other experts) at the cost of the Company. This is a mechanism to even more securely enhance the objectivity and fairness of the decisions made by the independent committee.

4.6 No dead-hand or slow-hand takeover defense measures

As stated in section 3.7, 'Abolition and amendment of the Plan,' the Plan may be abolished at any time by the board of directors composed of directors elected by a general meeting of shareholders of the Company, and the Plan is set up so that a person who intends to acquire a large quantity of shares in the Company may elect, at a general meeting of shareholders of the Company, directors nominated by that person and, through a resolution of the Company's board of directors attended by the so-elected directors, that person may abolish the Plan.

Therefore, the Plan is not a dead-hand takeover defense measure (an takeover defense measure in which even if a majority of the members of the board of directors are replaced, the triggering of the measure cannot be stopped). Also, as the Company has made the term of office of directors one year and not adopted a system of staggered terms of office, the Plan is not a slow-hand takeover defense measure either (a takeover defense measure in which triggering takes more time to stop due to the fact that the directors cannot be replaced all at once).

5. Impact on shareholders and other stakeholders

5.1 Impact on shareholders and investors at the time of introduction

At the time of its introduction, the Plan will have no direct or material impact on shareholders and investors. This is because at that time, by resolution of a general meeting of shareholders, only the assignment of authority to determine matters relating to the gratis allotment of Stock Acquisition Rights will take place and no actual gratis allotment of Stock Acquisition Rights will be implemented.

5.2 Impact on shareholders and investors at the time of the gratis allotment of Stock Acquisition Rights

The Company will implement a gratis allotment of Stock Acquisition Rights to all registered shareholders of the Company as of the Allotment Date that will separately be determined by the Company's board of directors in a Gratis Allotment Resolution, at a ratio of one Stock Acquisition Right per one share held. If the shareholders do not proceed with the payment for the allotment and the other procedures for the exercise of Stock Acquisition Rights detailed in 5.3(b) below within the rights exercise period, the shares they hold in the Company will be diluted by the exercise of Stock Acquisition Rights by other shareholders.

However, there may be possibilities that the Company will, by the Company's board of directors' decision, acquire the Stock Acquisition Rights of all shareholders other than those parties who fall under 3.4(g)(i) through (vi) above and, in exchange, deliver shares in the Company, in accordance with the procedures set out in 5.3(c) below. If the Company carries out such an acquisition procedures, all shareholders other than those parties who fall under 3.4(g)(i) through (vi) above will come to receive shares in the Company without exercising their Stock Acquisition Rights or paying an amount equivalent to the exercise price, and no dilution of the value of the aggregate shares in the Company they hold will result (only dilution of the value per share of shares in the Company they hold will result).

Furthermore, if the Company cancels its gratis allotment of Stock Acquisition Rights after it has determined the shareholders who are registered and entitled to the gratis allotment, or decides to acquire those Stock Acquisition Rights that have already been alloted to the shareholders without consideration, no dilution of the value per share of shares in the Company will result, and those shareholders who sold the shares in the Company based on the premises that dilution of the value per share of the shares in the Company will result might suffer damage commensurate with and due to fluctuations in the value of the shares.

5.3 Necessary procedures for shareholders upon the gratis allotment of Stock Acquisition Rights

(a) Procedures for entry of name change

If the Company's board of directors resolves to implement a gratis allotment of Stock Acquisition Rights, the Company will first make public notice of the Allotment Date for the gratis allotment of Stock Acquisition Rights. As the Company will make a gratis allotment of Stock Acquisition Rights to the shareholders who are registered or recorded in the last register of shareholders and register of beneficial shareholders as of the Allotment Date, it will be necessary for shareholders to arrange for the procedures for entry of name change as soon as possible. No procedures for entry of name change are required for those share certificates deposited with the Japan Securities Depository Center, Inc.

In this connection, all of the shareholders who are registered or recorded in the last register of shareholders or register of beneficial shareholders as of the Allotment Date will become Stock Acquisition Right holders as a matter of course on the effective date of the gratis allotment of Stock Acquisition Rights.

(b) Procedures for exercising Stock Acquisition Rights

The Company will deliver, as a general rule, an exercise request form for the Stock Acquisition Rights (in a form prescribed by the Company and containing necessary matters such as the terms and number of the Stock Acquisition Rights for exercise and the exercise date for the Stock Acquisition Rights, as well as representations and warranties regarding matters such as whether the shareholders themselves satisfy the exercise conditions of the Stock Acquisition Rights, indemnity clauses and other pledges) and other documents necessary for the exercise of the Stock Acquisition Rights to all shareholders being registered or recorded on the last register of shareholders or register of beneficial shareholders as of the Allotment Date. After the gratis allotment of Stock Acquisition Rights, the shareholders will be issued one share in the Company per one Stock Acquisition Right upon submitting these necessary documents during the exercise period and, as a general rule, by paying to the place handling such payments the price determined by the Company's board of directors in the Gratis Allotment Resolution, which will be an amount within a range of one yen and 50% of the fair market value per Stock Acquisition Right.

(c) Procedures for the acquisition of Stock Acquisition Rights by the Company

If the Company's board of directors determines to acquire the Stock Acquisition Rights, the Company will acquire the Stock Acquisition Rights in accordance with the statutory procedures, on the day that falls on the date separately determined by the Company's board of directors. When the Company is to deliver shares in the Company to shareholders in exchange for the acquisition of Stock Acquisition Rights, it shall do so promptly. Further, in such case, the shareholders concerned will be separately requested to submit, in a form prescribed by the Company, representations and warranties regarding matters such as the fact that they are not any of those parties who fall under 3.4(g)(i) through (vi) above, indemnity clauses and other pledges.

In addition to the above, the Company will disclose information or notify all of its shareholders with respect to the particulars of the allotment method, method of procedures for entry of name change, exercise method and method for acquisition by the Company after any resolution of the Company's board of directors in relation to a gratis allotment of Stock Acquisition Rights, so we request that shareholders check these details at that time.

---End---

Attachment 1

Shiseido Terms and Conditions of the Stock Acquisition Rights

I. Determination on Gratis Allotment of Stock Acquisition Rights

1. Terms and number of the Stock Acquisition Rights

The Company will implement a gratis allotment of stock acquisition rights whose terms are set forth in II below (individually or collectively, the "Stock Acquisition Rights") in the same number as the final and total number of issued and outstanding shares in the Company (excluding the number of shares in the Company held by the Company at that time) on a certain date (the "Allotment Date") that is determined by the Company's board of directors in a resolution relating to the gratis allotment of Stock Acquisition Rights("Gratis Allotment Resolution").

2. Shareholders eligible for allotment

The Company will implement a gratis allotment of Stock Acquisition Rights to those shareholders who appear or are recorded in the Company's final register of shareholders or register of beneficial shareholders on the Allotment Date, at a ratio of one Stock Acquisition Right for every one share held (excluding the shares in the Company held by the Company at that time).

3. Effective date of gratis allotment of Stock Acquisition Rights

The Company's board of directors will determine the effective date of the gratis allotment of Stock Acquisition Rights in the Gratis Allotment Resolution.

II. Terms of the Stock Acquisition Rights

1. Number of shares to be acquired upon exercise of the Stock Acquisition Rights

The number of shares in the Company to be acquired upon exercise of the Stock Acquisition Rights (the "Applicable Number of Shares") shall be one share.

2. The amount to be contributed upon exercise of the Stock Acquisition Rights

(1) Contributions upon exercise of the Stock Acquisition Rights are to be

in cash, and the amount to be contributed upon exercise of the Stock Acquisition Rights will be an amount equal to the Exercise Price (as defined in (2) below) multiplied by the Applicable Number of Shares.

(2) The amount per share to be contributed upon exercise of the Stock Acquisition Rights (the "Exercise Price") will be an amount determined by the Company's board of directors within the range between one yen and any amount equivalent to 50% of the fair market value. The "fair market value" means the average closing price of regular transactions of the Company's common shares at the Tokyo Stock Exchange for the ninety (90) days (excluding any day on which transactions are not completed) before the date immediately prior to the date on which the Company's board of directors resolved the Gratis Allotment Resolution, and any fraction of a yen shall be rounded up to the nearest whole yen.

3. Exercise period of the Stock Acquisition Rights

The commencement date will be a date on which the gratis allotment of Stock Acquisition Rights becomes effective (or a date otherwise determined by the Company's board of directors), and the period will be a period from one month to three months long as determined by the Company's board of directors in the Gratis Allotment Resolution; provided, however, that if there is an acquisition of the Stock Acquisition Rights by the Company in accordance with the provisions of section 7 below, the exercise period for the Stock Acquisition Rights with respect to that acquisition will be up to and including the day immediately prior to the relevant acquisition date. Further, if the final day of the exercise period falls on a holiday for the payment place for the cash payable upon exercise, the final day will become the preceding business day.

4. Conditions for the exercise of the Stock Acquisition Rights

(1) The following parties may not exercise the Stock Acquisition Rights:

(i) Specified Large Holders;
(ii) Joint Holders of Specified Large Holders;
(iii) Specific Large Purchasers;
(iv) Persons having a Special Relationship with Specific Large Purchasers;

(v) Any transferee of or successor to the Stock Acquisition Rights of any party falling under (i) through (iv) without the approval of the Company's board of directors; or

(vi) Any Affiliated Party of any party falling under (i) through (v).

The terms used above shall have the following meanings:

(a) "Specified Large Holder" means a party who is a holder (including any person who is described as a holder under Article 27-23(3) of the Securities and Exchange Act) of share certificates, etc. (as defined in Article 27-23(1) of the Securities and Exchange Act; the same applies hereinafter unless otherwise provided for) issued by the Company and whose holding ratio of share certificates, etc. (as defined in Article 27-23(4) of the Securities and Exchange Act) in respect of such share certificates, etc. is at least 20% (including any party who is deemed to be a specified large holder by the Company's board of directors).

(b) "Joint Holder" means a joint holder defined in Article 27-23(5) of the Securities and Exchange Act, and includes any party who is deemed to be a joint holder in accordance with Article 27-23(6) of the Securities and Exchange Act (including any party who is deemed to be a joint holder by the Company's board of directors).

(c) "Specific Large Purchaser" means a person who makes a public announcement of purchase, etc. (as defined in Article 27-2(1) of the Securities and Exchange Act; the same applies hereinafter) of share certificates, etc. (as defined in Article 27-2(1) of the Securities and Exchange Act; the same applies hereinafter in this subparagraph (c)) issued by the Company through tender offer (as defined in Article 27-2(6) of the Securities and Exchange Act) and whose ratio of ownership of share certificates, etc. (as defined in Article 27-2(8) of the Securities and Exchange Act; the same applies hereinafter) in respect of such share certificates, etc. owned by such person after such purchase, etc. (including similar ownership as prescribed in Article 7(3) of the Order of the Enforcement of the Securities and Exchange Act) is at least 20% when combined with the ratio of ownership of share certificates, etc. of a Person having a Special Relationship.

(d) "Person having a Special Relationship" is defined in Article 27-2(7) of the Securities and Exchange Act (including any party who is deemed to be a person having a special relationship by the Company's board of directors); provided, however, that those parties provided for in Article 3(1) of the Cabinet Ordinance concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from those parties set out in Article 27-2(7)(i) of the Securities and Exchange Act.

(e) An "Affiliated Party" of a given party means a person deemed by the Company's board of directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Company's board of directors to act in concert with such given party. "Control" means to "contol the determination of the financial and business policies" (as defined in Article 3 of the Enforcment Regulations of the Corporation Act) of other corporations or entities.

(2) Notwithstanding (1) above, the parties set out in (a) through (d) below are not Specified Large Holders or Specific Large Purchasers:

(a) the Company, its subsidiaries (as defined in Article 8(3) of the Regulations concerning Terminology, Forms and Method of Preparation of Financial Statements, etc.) or its affiliates (as defined in Article 8(5) of the Regulations concerning Terminology, Forms and Method of Preparation of Financial Statements, etc.);

(b) a party that the Company's board of directors recognizes as a party that became a Specified Large Holder as set forth in (1)(i) above with no intention to control the Company and that ceased to be a Specific Large Holder as set forth in (1)(i) above due to a disposal of the share certificates, etc. of the Company held within ten (10) days after becoming a Specific Large Holder as set forth in (1)(i) above (provided, however, that the ten (10) day period may be extended by the Company's board of directors);

(c) a party that the Company's board of directors recognizes as a party that involuntarily became a Specific Large Holder as set forth in (1)(i) above by the Company acquiring treasury stock or for any other reason (excluding cases where the party thereafter newly acquires the Company's share certificates, etc. at its own discretion); or

(d) a party that the Company's board of directors recognizes as a party whose acquisition or holding of share certificates, etc. of the Company is not contrary to the Company's corporate value or the common interests of shareholders. (The Company's board of directors may recognize that a party that it has recognized as a party as set forth in (1)(i) through (1)(vi) is not contrary to the Company's corporate value or the common interests of shareholders. If the Company's board of directors determines that an acquisition or holding is not contrary to the Company's corporate value or common interests of shareholders under certain conditions, such recognition is effective to the extent that these conditions are satisfied.)

(3) Under the applicable foreign laws and ordinances, if a party located under a jurisdiction of such laws and ordinances is required for the purposes of exercising the Stock Acquisition Rights to (i) perform certain procedures, (ii) satisfy certain conditions (including prohibition of exercise for a certain period of time or submission of specified documents), or (iii) both perform such procedures and satisfy such conditions (collectively, the "Governing Law Exercise Procedures and Conditions"), such party may exercise the Stock Acquisition Rights only if the Company's board of directors

recognizes that it fully performs or satisfies the Governing Law Exercise Procedures and Conditions, and such party may not exercise the Stock Acquisition Rights if the Company's board of directors does not recognize that it satisfies the Governing Law Exercise Procedures and Conditions. The Company shall bear no obligation to implement or satisfy any Governing Law Exercise Procedures and Conditions which are required in order for the party under such jurisdiction to exercise the Stock Acquisition Rights. In addition, if a party located under such jurisdiction is not permitted to exercise the Stock Acquisition Rights under such laws and ordinances (the "Governing Law Prohibited Exercise"), such person who locates in such jurisdiction shall not exercise the Stock Acquisition Rights.

(4) Notwithstanding (3) above, a party located in the United States may exercise the Stock Acquisition Rights, only if (i) such party represents and warrants that it is an accredited investor as defined in Rule 501(a) of the U.S. Securities Act of 1933, and (ii) such party covenants to resell the shares of common stock of the Company to be acquired upon exercise of the Stock Acquisition Rights held by such party only through a regular transaction at the Tokyo Stock Exchange (not on the basis of any previous arrangements and without previous solicitation). In such case only, the Company shall perform or satisfy the Governing Law Exercise Procedures and Conditions under Regulation D of the U.S. Securities Act of 1933 and U.S. state laws that are required to be performed or satisfied by the Company for exercise of the Stock Acquisition Rights by a party located in the United States. A party located in the United States shall not exercise the Stock Acquisition Rights if the Company's board of directors determines that such party is not permitted to legally exercise the Stock Acquisition Rights under the U.S. Securities Act due to a change in the law of the United States or some other reason, even though such party satisfies the conditions as described in (i) and (ii) above.

(5) A holder of the Stock Acquisition Rights may exercise the Stock Acquisition Rights only if the holder submits to the Company a written statement in which the holder undertakes representations and

warranties, including, but not limited to, the fact that the holder is not a party as set forth in (1)(i) through (1)(vi) above, nor a party that has any intention to exercise the Stock Acquisition Rights on behalf of a party as set forth in (1)(i) through (1)(vi) above and that the holder satisfies the conditions for the exercise of the Stock Acquisition Rights, provisions for indemnification and other matters prescribed by the Company and any written statement required under the laws and ordinances.

(6) Even if a holder of the Stock Acquisition Rights is unable to exercise the Stock Acquisition Rights in accordance with the provisions of this section 4, the Company shall not be liable to such holder of the Stock Acquisition Rights for damages or any other obligations.

5. Capital and capital reserve to be increased upon issuance of shares by exercise of the Stock Acquisition Rights

The capital to be increased upon issuance of shares by exercise of the Stock Acquisition Rights shall be equal to the aggregate of value of assets contributed upon exercise of the Stock Acquisition Rights, and the capital reserve shall not be increased.

6. Restrictions on transfers of the Stock Acquisition Rights

(1) Any acquisition of the Stock Acquisition Rights by assignment requires approval of the Company's board of directors.

(2) If a party who intends to assign the Stock Acquisition Rights is located outside Japan and is unable to exercise the Stock Acquisition Rights in accordance with the provisions of section 4(3) and 4(4) (excluding a person who is unable to exercise the Stock Acquisition Rights in accordance with the provision of section 4(1)), then the Company's board of directors shall determine if it gives such approval as described in section (1) above considering the following matters:

(a) whether or not a written undertaking prepared and signed or sealed by the transferor and transferee (including provisions for representations and warranties with respect to the matters described in (b), (c) and (d) below), provisions for indemnification and other provisions for covenants as provided by the Company is submitted with respect to the acquisition by assignment of all or part of the Stock Acquisition Rights by a person who locates in such jurisdiction;

(b) whether or not it is clear that the transferor and transferee do not fall under section 4(1)(a) through 4(1)(f);

(c) whether or not it is clear that the transferee is not located in such jurisdiction and does not intend to accept the Stock Acquisition Rights for a party located in such jurisdiction;

(d) whether or not it is clear that the transferee does not intend to accept the Stock Acquisition Rights for a party who is unable to exercise the Stock Acquisition Rights in accordance with the provisions of section 4(1).

7. Acquisition of the Stock Acquisition Rights by the Company

(1) At any time on or before the date immediately prior to the Exercise Period Commencement Date, if the Company's board of directors recognizes that it is appropriate for the Company to acquire the Stock Acquisition Rights, the Company may, on a day that falls on a date specified by the Company's board of directors, acquire all of Stock Acquisition Rights without consideration.

(2) On a day that falls on a date specified by the Company's board of directors, the Company may acquire all of the Stock Acquisition Rights that have not been exercised before or on the day immediately prior to the date specified by the Company's board of directors, that are held by parties other than those parties who are unable to exercise the Stock Acquisition Rights in accordance with the provisions of section 4(1) above and, in exchange, deliver shares of the Company in the number of the Applicable Number of Shares for every one Stock Acquisition Right.

Further, if, after the date upon which the acquisition takes place, the Company's board of directors recognizes the existence of a party other than parties who are unable to exercise the Stock Acquisition Rights in accordance with the provisions of section 4(1), the Company may, on a day falling on a date determined by the Company's board of directors after the date upon which the acquisition described above takes place, acquire all of the Stock Acquisition Rights held by that party that have not been exercised by or on the day immediately prior to a date determined by the Company's board of directors (if any) and, in exchange, deliver shares of the Company in the number of the Applicable Number of Shares for every one Stock Acquisition Right. The same will apply thereafter.

8. Delivery of the Stock Acquisition Rights and the conditions thereof in the case of merger, corporate division, share exchange or share transfer
The Company's board of directors will determine the delivery of the Stock Acquisition Rights and the conditions thereof in the case of merger, corporate division, share exchange or share transfer in the Gratis Allotment Resolution.

9. Issuance of certificates representing the Stock Acquisition Rights
Certificates representing the Stock Acquisition Rights will not be issued.

10. Revision due to amendment to laws and ordinances
The provisions of the laws and ordinances referred to above are subject to the provisions that will come into effect as of May 11, 2006. If the meanings of the provisions or terms as set forth in each item above require revision due to the enactment, amendment or abolishment of laws and ordinances after May 11, 2006, the Company's board of directors may differently read the meanings of the provisions or terms as set forth in each item above to the reasonable extent as required, taking into consideration the purposes of such enactment, amendment or abolishment.

Attachment 2

Outline of the Rules of the Independent Committee

- The independent committee shall be established by resolution of the Company's board of directors.
- There shall be no less than three (3) members of the independent committee, and the Company's board of directors shall elect the members from
  (i) outside directors of the Company, and
  (ii) outside statutory auditors of the Company
  who are independent from the management that conducts the execution of the business of the Company. However, if the number of such (i) outside directors and (ii) outside statutory auditors is less than the abovementioned number due to (i) outside directors or (ii) outside statutory auditors being unable to carry out their duties, the board of directors may elect members from (iii) outside experts. Such experts must be experienced corporate managers, parties with knowledge of the investment banking industry, lawyers, certified public accountants, researchers whose research focuses on Corporation Act of Japan or the like, or parties of similar qualifications, and must have executed with the Company an agreement separately specified by the Company's board of directors that contains a provision obligating them to exercise the duty of care of a good manager or a similar provision.
- Unless otherwise determined by a resolution of the Company's board of directors, the term of office of members of the independent committee shall be until the end of the ordinary general meeting of shareholders relating to the fiscal year ending March 2008. However, the term of office of any member of the independent committee who is an outside director or outside statutory auditor shall end in the event that they cease to be a director or statutory auditor (except in the case of their re-appointment).
- The independent committee shall make decisions on the matters listed below and submit recommendations to the Company's board of directors containing the details of and reasons for the recommendation. Respecting such recommendations of the independent committee to the maximum extent, the Company's board of directors shall make a resolution concerning the implementation, non-implementation or other action pertaining to a gratis allotment of Stock Acquisition Rights as a function under the Corporation Act

of Japan. Each member of the independent committee and the directors of the Company must make such decisions solely with a view to whether or not the corporate value of the Company and, in turn, the common interests of its shareholders will be enhanced, and they must not serve the purpose of their own interests or those of the management of the Company.

(a) Whether it is appropriate that the Acquisitions be made subject to the Plan.

(b) The implementation or non-implementation of the gratis allotment of Stock Acquisition Rights, or the extension of the Independent Committee Consideration Period.

(c) The cancellation of the gratis allotment of Stock Acquisition Rights.

(d) The gratis acquisition of Stock Acquisition Rights.

(e) Abolition or amendment of the Plan.

(f) Any other matters that are for determination by the Company's board of directors in respect to which it has consulted the independent committee.

- In addition to the matters prescribed above, the independent committee may conduct the matters listed below.

(a) Determining the information that the Acquirer and Company's board of directors should provide to the independent committee, and the deadline for the provision of that information.

(b) Examination and consideration of the terms of the Acquirer's Acquisitions.

(c) Negotiation and discussion with the Acquirer.

(d) Request for an alternative proposal and consideration of the alternative proposal to the board of directors.

(e) Any other matters that the Plan prescribes that the independent committee may conduct.

(f) Any matters that the Company's board of directors separately determines that the independent committee may conduct.

- If the independent committee decides that the Acquisition Statement and the details stated therein are inadequate as Essential Information, it shall request the Acquirer to submit additional information. Further, if the independent committee receives from the Acquirer the Acquisition Statement and any additional information that it requests, it may request the Company's board of directors to provide within a certain period an opinion on the terms of the Acquisition by the Acquirer and materials supporting that opinion, an alternative proposal (if any), and any other information that the independent committee may consider necessary from time to time.

- If it is necessary in order to have the terms of the Acquirer's Acquisition revised from the standpoint of ensuring and enhancing the corporate value of the Company and the common interests of its shareholders, the independent committee shall either directly or indirectly discuss and negotiate with the Acquirer, or make a recommendation to submit the alternative plan to the board of directors, or similar action.
- In order to collect the necessary information, the independent committee may request the attendance of a director, statutory auditor or employee of the Company, or any other party that the independent committee considers necessary, and may require explanation of any matter it requests.
- The independent committee may, at the Company's expense, obtain the advice of an independent third party (including financial advisors, certified public accountants, lawyers, consultants and other experts) and similar actions.
- Any member of the independent committee may convene a meeting of the independent committee when an Acquisition arises, or at any other time.
- Resolutions of meeting of the independent committee shall, as a general rule, pass with a majority when at least two-thirds of the members of the independent committee are in attendance. However, in unavoidable circumstances a resolution may pass with a majority of voting rights when a majority of the members of the independent committee are in attendance.

---End---

Attachment 3

Names and Career Summary of Members of the Independent Committee

Initial members of the independent committee at the time of introduction of the Plan are scheduled as follows:

Shoichiro Iwata
President & CEO, ASKUL Corporation

August 1950	Born in Osaka
March 1973	Graduated from Faculty of Business and Commerce, Keio University,
March 1973	Joined Lion Fat and Oil Co., Ltd. (currently Lion Corporation)
March 1986	Joined Plus Corporation, Assistant Manager of Product Development Division
May 1992	Appointed Head of ASKUL Business Project, Sales Division, Plus Corporation
November 1995	Appointed Manager of ASKUL Business Division, Plus Corporation
March 1997	Appointed President of ASKUL Corporation
March 2000	Appointed President & CEO, ASKUL Corporation
June 2006	To be appointed as an outside director of the Company

Main official duties:
Manager of KEIZAI DOYUKAI (Japan Association of Corporate Executives)
Member of Planning and Operation Committee for KEIZAI DOYUKAI Business Promotion Forum
Committee Chairman of KEIZAI DOYUKAI Business Promotion Forum
Member of Advisory Board, NTT DoCoMo, Inc.
Member of Advisory Board, Monex Beans Holdings, Inc.

Notes: 1. Mr. Shoichiro Iwata is a candidate for outside director who satisfies the requirements set out in Article 2.3 (7) of the Enforcement Regulations of the Corporation Act of Japan and is scheduled to be appointed as an outside director after he is elected as such by the 106th Ordinary General Meeting of Shareholders of the Company to be held in June 2006.

2. Although the Company purchases stationery from ASKUL Corporation, of which Mr. Iwata serves as Representative Director, through regular transactions and the subsidiary of the Company sells hair care product for professional use to ASKUL Corporation, the volume of trading (both purchases and sales) between Shiseido Group and ASKUL Corporation is very small. Therefore, the effect of the transactions on the consolidated results of the Shiseido Group and the results of ASKUL Corporation will be very minor.

Tatsuo Uemura

Head Professor, Center of Excellence-Waseda Institute for Corporation Law and Society
Professor of Graduate School of Law, Waseda University, PhD (law)

April 1948	Born in Tokyo
March 1971	Graduated from Waseda University, School of Law
March 1977	Completed doctoral courses at Graduate School of Law, Waseda University
April 1977	Appointed full-time Instructor, Faculty of Law, The University of Kitakyushu
April 1979	Appointed Associate Professor, Faculty of Law, The University of Kitakyushu
April 1981	Appointed Associate Professor, School of Law, Senshu University
April 1986	Appointed Professor, School of Law, Senshu University,
April 1990	Appointed Professor, College of Law and Politics, Rikkyo University
April 1997	Appointed Professor, School of Law, Waseda University
October 2003	Appointed to the concurrent posts of Head Professor, Center of Excellence-Waseda Institute for Corporation Law and Society; Professor of Graduate School of Law, Waseda University
June 2006	To be appointed as an outside director of the Company

<u>Main official duties:</u>

Provisional committee member of the Industrial Structure Deliberation Council, Ministry of Economy, Trade and Industry

Director of the Japan Investor Protection Fund

Committee member of the Self-Regulation Committee, Tokyo Stock Exchange, Inc.

Director, Japan Association of Corporate Directors
Member of Advisory Board, NTT DoCoMo, Inc.
Chairman of the Judging Committee in the Investor Relations and Advertising categories for the NIKKEI ADVERTISING AWARDS
Outside Director of Jasdaq Securities Exchange Inc.
Councilor, Japan Securities Research Institute (JSRI)

Notes: 1. Mr. Tatsuo Uemura is a candidate for outside director who satisfies the requirements set out in Article 2.3 (7) of the Enforcement Regulations of the Corporation Act of Japan and is scheduled to be appointed as an outside director after he is elected as such by the 106th Ordinary General Meeting of Shareholders of the Company to be held in June 2006.
2. The candidate does not have any special interest in the Company.

Akio Harada
Lawyer

November 1939	Born in Tokyo
April 1965	Public prosecutor of the Tokyo District Public Prosecutors Office
July 1975	First secretary of Japanese Embassy in the U.S.
April 1988	Chief of Personnel Division of Secretariat of the Minister of Justice
April 1992	Chief public prosecutor of the Morioka District Public Prosecutor Office
December 1993	Chief of the Secretariat of the Ministry of Justice
January 1996	Director General of Criminal Affairs Bureau of Ministry of Justice
June 1998	Administrative Vice-Minister for Justice
December 1999	Superintendent public prosecutor of the Tokyo High Prosecutor's Office
July 2001	Prosecutor General
October 2004	Registered as a lawyer
June 2005	Appointed outside statutory auditor of the Company

Main official duties:
External Director of Seiko Corporation
External Corporate Auditor of Sumitomo Corporation
Chairman of the Board of Trustees of Tokyo Woman's Christian University

Notes: 1. Mr. Akio Harada is an outside statutory auditor of the Company as set out in Article 2.16 of the Corporation Act of Japan.

2. Mr. Harada does not have any special interest in the Company.

Attachment 4

Proposed Amendments to the Articles of Incorporation

The details of amendments are as follows:

(amended part is underlined)

Current Version	Amended Version (Draft)
Article5 (Total Number of Shares to be Issued by the Company) The total number of shares to be issued by the Company shall be 784,561,000 shares; provided, however, that in the event of cancellation of any shares, the number of shares to be issued shall decrease accordingly.	Article5 (Number of Authorized Shares) The total number of authorized shares of the Company shall be 1,200,000,000 shares.
Article 6 | (Omit Provisions) Article 11	Article 6 | (Same as the Current Version) Article 11
(Added)	Article 12 (Decision-Making Organization Relating to Gratis Allotment of Stock Acquisition Rights) Matters relating to the gratis allotment of Stock Acquisition Rights may be determined by a resolution of the board of directors, as well as by the resolution of the general meeting of shareholders, or by a resolution of the board of directors by the assignment of a resolution of the general meeting of shareholders.
Article 12 | (Omit Provisions) Article 37	Article 13 | (Same as the Current Version) Article 38

(Note) As proposed amendments to the Articles of Incorporation as a result of the implementation of the Corporation Act of Japan (Act No. 86 of 2005) are separately scheduled to be submitted to the ordinary general meeting of shareholders to be held in June 2006, a number of Articles may be amended in the future.

---End---

(Translation)

FILE NO. 82-3311

April 27, 2006

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President/CEO &
Representative Director

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Kazuhisa Shibata
General Manager of
Administration Division
(Tel: 03 - 3572 - 5111)

Proposed Changes Among Shiseido's Executives

Changes in Directors and Corporate Auditors to become official upon approval at the Ordinary General Meeting of Shareholders, Board of Directors Meeting and Corporate Auditors Meeting scheduled for the end of June 2006 are indicated thereafter.

1) Directors/Corporate Officers

Name	New Title	Former Title
Shinzo Maeda	Representative Director: President & CEO	Representative Director: President & CEO
Seiji Nishimori	Representative Director: Vice President	Representative Director: Vice President
Toshimitsu Kobayashi	Director: Corporate Senior Executive Officer	Director: Corporate Senior Executive Officer
Yasuhiko Harada	Director: Corporate Executive Officer	Director: Corporate Executive Officer
Masaaki Komatsu	Director: Corporate Executive Officer	Director: Corporate Executive Officer
Kimie Iwata	Director: Corporate Officer	Director: Corporate Officer
Kiyoshi Kawasaki*	Director: Corporate Officer	Corporate Officer

Note: *New Director

2) Non-executive Directors

Name	New Title	Remarks
Shoichiro Iwata	Non-executive Director	*Newly appointed External Director
Tatsuo Uemura	Non-executive Director	* Newly appointed External Director

3) Retiring Director

Name	Former Title
Morio Ikeda	Director: Chairman

4) Corporate Auditors

Name	New Title	Former Title
Kiyoharu Ikoma*	Corporate Auditor	Chairman & CEO, Shiseido International Corporation
Isao Isejima	Corporate Auditor	Corporate Auditor
Akio Harada	External Corporate Auditor	External Corporate Auditor
Eiko Ohya	External Corporate Auditor	External Corporate Auditor
Hiroshi Yasuda	External Corporate Auditor	External Corporate Auditor

Note: *New Corporate Auditor

5) Retiring Corporate Auditor

Name	Former Title
Kazunari Moriya	Standing Corporate Auditor

For further information, please contact Mr. Tatsuyoshi Endo, Shiseido Public Relations Department.

(Tel: 03-3572-5111 Fax: 03-6218-5249)

FILE NO. 82-3311

(Translation)

April 27, 2006

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President/CEO & Representative Director
(Code No. 4911; The First Section of the Tokyo Stock Exchange)	
Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Administration Division (Tel: 03 - 3572 - 5111)

Shiseido to Appoint External Directors Aimed at Strengthening Corporate Governance

In seeking to further augment supervisory functions of business operations via the Board of Directors, Shiseido Co., Ltd. will appoint external directors as part of strengthening corporate governance aimed at realizing quick response and raising transparency of management. Following approval at the Ordinary General Meeting of Shareholders to be held in June, Mr. Shoichiro Iwata, President and CEO of Askul Corporation, and Professor Tatsuo Uemura, Director of Waseda Institute for Corporation Law and Society, will be appointed as the company's first external directors.

Purpose of Introducing External Directors

Shiseido is currently undertaking management reforms in order to realize efficient, competitive management, and in turn enhance corporate value. From the perspective of corporate governance, Shiseido has been implementing organizational and management structure reforms centering on reform of the Board of Directors, which entails realizing swift decision-making and execution and stronger supervision by the board, while also enabling Corporate Officers to carry out business operations in a flexible manner.

Shiseido has been undertaking efforts to pursue appropriate and effective corporate governance. Specifically, the company is working to enhance management flexibility and define responsibilities through the introduction of a Director and Corporate Officer system, in which the latter members serve one-year terms, along with the separation of functions of the Board of Directors, whereby Directors oversee decision-making and supervision and Corporate Officers are in charge of the execution of operations. In addition to the establishment of the Advisory Board, Remuneration Committee and Director Nomination Advisory Committee for the purpose of increasing management transparency and soundness, Shiseido has also set up Corporate Executive Officer Committee to reinforce decision-making functions, along with five committees under jurisdiction of the Board of Directors that act as deliberation bodies regarding issues related to risk and compliance.

The appointment of External Directors at this time is to introduce external perspectives into management and further strengthen the supervisory functions of business operations. Shiseido will leverage its management speed by designating Board of Directors functions exclusively toward decision-making with regard to major management issues and supervision, together with shifting the delegation of authority to Corporate Officers.

Shiseido will further strengthen its corporate governance in order to carry out its social responsibility as a company as well as achieve sustainable growth and continuously gain support as a valuable company from all stakeholders including customers, business partners, shareholders, employees and society.

Reasons of Appointing External Directors

The two External Directors to be appointed at the Ordinary General Meeting of Shareholders will be Mr. Shoichiro Iwata, President and CEO of Askul Corporation, and Mr. Tatsuo Uemura, Professor of Waseda Institute for Corporation Law and Society.

Mr. Iwata has been previously engaged in the establishment of Askul Corporation at Plus Corporation as well as serving as the Committee Chairman of the Business Promotion Forum organized by the Japan Association of Corporate Executives. Based on his experience as a manager who is capable of dealing with various management issues extending beyond a conventional framework, Shiseido has called on Mr. Iwata for the purpose of reflecting his broad range of insights into Shiseido's management.

Mr. Murakami has been conducting research into legal systems directed toward building a society in which companies and individuals are united. Since he has a great deal of knowledge pertaining to both corporate and securities and exchange laws, Shiseido appointed Mr. Murakami as an External Director to support Shiseido's efforts in strengthening its corporate governance, including such efforts as increasing the speed and raising the transparency of management.

For further information, please contact Mr. Tatsuyoshi Endo, Shiseido Public Relations Department.
(Tel: 03-3572-5111 Fax: 03-6218-5249)

Reference

Shoichiro Iwata

August 1950	Born in Osaka
March 1973	Graduated from Faculty of Business and Commerce, Keio University, Joined Lion Fat and Oil Co., Ltd. (currently Lion Corporation)
March 1986	Joined Plus Corporation
March 1997	Appointed President of ASKUL Corporation
March 2000	Appointed President & CEO, ASKUL Corporation

Main official duties:

Manager of KEIZAI DOYUKAI (Japan Association of Corporate Executives)

Member of Planning and Operation Committee for KEIZAI DOYUKAI Business Promotion Forum

Committee Chairman of KEIZAI DOYUKAI Business Promotion Forum

Member of Advisory Board, NTT DoCoMo, Inc.

Member of Advisory Board, Monex Beans Holdings, Inc.

Tatsuo Uemura

April 1948	Born in Tokyo
March 1971	Graduated from Waseda University, School of Law
March 1977	Completed doctoral courses at Graduate School of Law, Waseda University
April 1977	Appointed full-time Instructor, Faculty of Law, The University of Kitakyushu
April 1979	Appointed Associate Professor, Faculty of Law, The University of Kitakyushu
April 1981	Appointed Associate Professor, School of Law, Senshu University
April 1986	Appointed Professor, School of Law, Senshu University,
April 1990	Appointed Professor, College of Law and Politics, Rikkyo University
April 1997	Appointed Professor, School of Law, Waseda University
October 2003	Appointed to the concurrent posts of Head Professor, Center of Excellence-Waseda Institute for Corporation Law and Society; Professor of Graduate School of Law, Waseda University

Main official duties:

Provisional committee member of the Industrial Structure Deliberation Council, Ministry of Economy, Trade and Industry

Director of the Japan Investor Protection Fund

Committee member of the Self-Regulation Committee, Tokyo Stock Exchange, Inc.

Director, Japan Association of Corporate Directors

Member of Advisory Board, NTT DoCoMo, Inc.

Chairman of the Judging Committee in the Investor Relations and Advertising categories for the NIKKEI ADVERTISING AWARDS

Outside Director of Jasdaq Securities Exchange Inc.

Councilor, Japan Securities Research Institute (JSRI)